FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Interim statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

Assets	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$	Variation ThU.S.$
Current assets	3,993,204	3,924,044	69,160
Non-current assets	13,346,641	12,744,267	602,374

Total assets	17,339,845	16,668,311	4.03%

Liabilities	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$	Variation ThU.S.$
Current liabilities	1,571,376	1,436,643	134,733
Non-current liabilities	7,424,576	7,413,164	11,412
Non–controlling interests	7,009	7,771	(762)
Equity attributable to parent company	8,336,884	7,810,733	526,151

Total net equity and liabilities	17,339,845	16,668,311	4.03%

As of September 30, 2022, total assets increased MU.S.$ 672 compared to December 31, 2021, equivalent to a 4.03% variation. This variation was driven mainly by an increase in property, plant and equipment, right of use assets and inventories.

In turn, total liabilities increased by MU.S.$ 146 principally due to determination and registration of dividend provisions (see Note 26) that are offset by a lower balances of bank loans and hedging liabilities.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	09-30-2022	12-31-2021
Current liquidity (current assets / current liabilities)	2.54	2.73
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.44	1.68

Debt indicators	09-30-2022	12-31-2021
Debt to equity ratio (total liabilities / equity)	1.08	1.13
Short-term debt to total debt (current liabilities / total liabilities)	0.17	0.16
Long-term debt to total debt (non-current liabilities / total liabilities)	0.83	0.84

	09-30-2022	09-30-2021
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	9.12	7.75

Activity ratio	09-30-2022	12-31-2021
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.99	2.68
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	5.07	3.48
Inventory permanence-days ((inventories + biological assets) /cost of sales)	135.50	134.33
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	106.52	103.41

As of September 30, 2022, the short-term debt to total debt ratio represented 17% of total liabilities (16% as of December 31, 2021).

Our financial expenses coverage ratio increased from 7.75 to 9.12, mainly due to the profits before taxes generated for the period ended September 30, 2022, compared to lower profits before taxes generated in the same period of 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

b)	Interim statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 1,104 compared to a profit of approximately MU.S.$ 1,150 in the same period of 2021. The variation of MU.S.$ 46 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit	386
Distribution and administrative expenses	(264)
Other income and expenses	(203)
Others	35

Net change in profit (loss) before income tax	(46)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	09-30-2022 ThU.S.$	09-30-2021 ThU.S.$
Pulp	2,265,142	2,047,958
Wood	3,242,455	2,559,203
Other	455	190

Total revenues	5,508,052	4,607,351

On January 1, 2021 we discontinued the reporting of our forestry operations as a business segment, and included those operations as part of the pulp segment. This is in line with Arauco´s current reality and with the way in which the management views the progress of business.

The new segments reported are pulp and wood products, consistent with Arauco´s focus on end customers. For more information, see Notes 2 and 24 to the interim consolidated financial statements report as of September 30, 2022.

Sales costs	09-30-2022 ThU.S.$	09-30-2021 ThU.S.$
Wood	625,283	569,827
Forestry work and other services	463,996	412,113
Depreciation and amortization	344,294	332,442
Other operating costs	1,789,036	1,394,004

Total sales costs	3,222,609	2,708,386

Profitability index	09-30-2022	12-31-2021
Profitability on equity	14.55	13.54
Profitability on assets	6.91	6.31
Return on operating assets	9.01	8.95

Profitability ratios	09-30-2022	09-30-2021
Earnings per share (U.S.$) (1)	7.3193	6.8786
Profit after tax (ThU.S.$) (2)	881,784	815,314
Gross profit (ThU.S.$)	2,285,443	1,898,965
Finance costs (ThU.S.$)	(135,901)	(170,443)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	09-30-2022 ThU.S.$	09-30-2021 ThU.S.$
Profit (loss)	881,784	815,314
Finance costs	135,901	170,443
Finance income	(49,807)	(22,612)
Income tax expense	222,213	335,106
EBIT	1,190,091	1,298,251
Depreciation and amortization	390,458	367,418
EBITDA	1,580,549	1,665,669
Cost at fair value of the harvest	322,168	245,276
Gain from changes in fair value of biological assets	(193,969)	(124,531)
Gains (losses) on exchange difference on translation	40,313	2,858
Others*	30,161	63,735
Adjusted EBITDA	1,779,222	1,853,007
*	Considers loss of forest due to fires and theft and impairment provision for industrial property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

In the third quarter of 2022, billing was 0.5% higher than in the same period of 2021. This increase is mainly due to an increase in the sale price, but also to a 14.3% decrease in sales volume. In the annual accumulated, billing increased a 10.6% mainly due to an increase in the sale price, but also a decrease in sales volume. While almost all grades of pulp experienced an increase in sale price and decrease in volume billing, textile grade of pulp decreased in sale price during the third quarter of 2022.

The third quarter of 2022 remained relatively stable for the markets in terms of sale price. The volumes of inventory increased since June of 2022, but they were lower than the same period of 2021.

The supply of pulp continues to be restricted mainly in short fiber given that Finnish pulp producers use Birch as raw material (Birch), which is sourced predominantly from Russia. Therefore, due to the current restrictions in Russia, this raw material could not be purchased. As a consequence, mills in Finland began to produce long fiber, pushing this market mainly in Europe. Additionally, due to the Russian raw materials ban, pulp mills began to produce more crude pulp because of problems to acquire chemicals products.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In China, even though the market scenario for pulp was difficult and buyers were cautious, the demand remained stable . The lower supply and lower inventory supported the high prices. The high production costs put pressure on all paper industries. As a result, some producers reduced their operating rates and distributors reduced their inventories. The above had caused paper producers to increase their final product prices in some cases, thus improving the margins. In addition, paper producers increased their exports due to the reduction in logistics costs. The short fiber prices increased slightly, while long fiber prices decreased slightly during the third quarter.

In Europe, unlike the Chinese market, demand remained stable leading to higher prices. Paper producers had good demand for its products, but with higher costs due to the high energy prices and its lower availability. In addition, more paper imports were saw from Asia due to a decrease in logistic costs and lower production costs, which allowed them to be very competitive in Europe. However, the packaging industry had been affected toward the end of the third quarter, decreasing the price of its products.

The textile pulp prices decreased during this third quarter due to a lower demand from our customers, viscose producers. They had an operating rate between 50-60%.

Production for the third quarter of 2022 was affected by the scheduled annual maintenance shutdown of the Line 2 in the Arauco mill and by the maintenance shutdown of the Esperanza mill in Argentina. In addition, the Valdivia mill shutdown at the end of May due to the fire that affected this plant. However, as of September this mill resumed its activities.

Wood Products Business

Sawn timber

During the third quarter of 2022, demand continued at high levels, higher than the same period of the previous year. However, at the end of the quarter, the effects of lower economic activity influenced the different markets. For the coming months, we expect markets to become instable. China remained affected by Covid restrictions, by real estate problems and lower economic growth. The rest of Asia and Europe began to be affected by high inventories and higher interest rates and economic uncertainty.

In Remanufacturing, positive results continued in the U.S., supported by the retail sector that remained strong and with positive rates in home construction, repair and remodeling of home rate, which continued to be strong. In the inflationary scenario, higher interest rates, higher inventories in the logistic chain and greater supply from Asia and Latin America could affect results in the last months of the year.

Plywood

During the third quarter of 2022, demand continued at high levels for our products, especially in the U.S. Prices remained stable. At the end of this quarter, the demand in Europe, Oceania and Latin America began to change, mainly due to inflation effect, higher rates, war, higher costs and greater supply from Brazil, which is expected to continue during the last quarter of the year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Panels (MDF, PB, Melamine)

During the third quarter of 2022, although volumes and prices continued at good levels, they were affected by the increase in exports from Brazil to the rest of the region. For the coming months, this increased supply is expected to continue. In turn, a lower demand is expected because of high inflation in South America, higher interest rates, currency devaluation against the U.S. dollar, higher inventories and political uncertainty in some countries.

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	09-30-2022 ThU.S.$	09-30-2021 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	1,379,730	1,395,025
Cash flows from (used in) financing activities:
Issuing shares	—	200,000
Obtaining and paying borrowings and bonds	(84,712)	(249,196)
Payments of lease liabilities	(48,529)	(52,600)
Dividends paid	(192,334)	(167)
Others	(379)	(1,487)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(964,966)	(922,003)
Purchase and sale of biological assets	(161,612)	(132,010)
Purchase and sale of intangible assets	(3,413)	(3,3821)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(132)	45,776
Dividends received	32,964	1,454
Others	(3,202)	(1,633)

Positive (negative) net cash flow	(46,585)	279,777

Our cash flow from operating activities increased to MU.S.$ 1,380 for the current period (compared to the positive balance of MU.S.$ 1,395 for the same period in 2021), resulting mainly from higher revenue from customer collections in the current period. In turn, this was partially offset by an increase in suppliers payments.

The cash flow from financing activities shows a negative balance of MU.S.$ 326 for the current period (compared to the negative balance of MU.S.$ 103 for the same period in 2021). This results mainly from dividends paid in the current year and issuance of parent company shares in the previous year.

Regarding the cash flow from investment activities, the balance decreased to MU.S.$ 1,100 (compared to a negative balance of MU.S.$ 1,012 for the same period of 2021), mainly due to an increase in disbursements for the purchase of property, plant and equipment.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2022, a ratio of fixed rate debt to total consolidated debt of approximately 94.5%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The interim consolidated financial statements as of September 30, 2022, include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		09-30-2022	12-31-2021
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	929,573	1,011,100
Other current financial assets	23	33,960	5,865
Other current non-financial assets	25	225,649	167,890
Trade and other current receivables	23	909,515	979,923
Accounts receivable from related companies	13	8,002	5,559
Current inventories	4	1,365,778	1,176,898
Current biological assets	20	362,301	329,586
Current tax assets	6	157,164	233,065
Total current assets other than assets or disposal groups classified as held for sale		3,991,942	3,909,886
Non-current assets or disposal groups classified as held for sale	22	1,262	14,158
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners		1,262	14,158
Total current assets		3,993,204	3,924,044
Non-current assets
Other non-current financial assets	23	10,188	10,525
Other non-current non-financial assets	25	72,148	88,549
Non-current receivables	23	22,320	14,338
Investments accounted for using equity method	15-16	319,295	336,642
Intangible assets other than goodwill	19	75,667	84,210
Goodwill	17	58,066	57,697
Property, plant and equipment	7	9,512,566	8,955,666
Right of use assets	8	267,034	180,106
Non-current biological assets	20	3,000,871	3,008,897
Deferred tax assets	6	8,486	7,637
Total non-current assets		13,346,641	12,744,267
Total assets		17,339,845	16,668,311

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		09-30-2022	12-31-2021
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	330,940	339,441
Current lease liabilities	8-23	38,345	49,603
Trade and other current payables	23	700,002	738,457
Accounts payable to related companies	13	2,891	2,577
Other short-term provisions	18	8,239	337
Current tax liabilities	6	56,033	127,981
Current provisions for employee benefits	10	6,209	4,593
Other current non-financial liabilities	25	428,717	173,654
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,571,376	1,436,643
Total current liabilities		1,571,376	1,436,643
Non-current liabilities
Other non-current financial liabilities	23	5,207,831	5,374,864
Non-current lease liabilities	8-23	194,095	113,701
Non-current payables	23	2,376	2,272
Other long-term provisions	18	31,512	29,549
Deferred tax liabilities	6	1,845,178	1,747,805
Non-current provisions for employee benefits	10	72,273	67,967
Other non-current non-financial liabilities	25	71,311	77,006
Total non-current liabilities		7,424,576	7,413,164
Total liabilities		8,995,952	8,849,807
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,684,705	8,248,185
Other reserves		(1,151,439)	(1,241,070)
Equity attributable to parent company		8,336,884	7,810,733
Non-controlling interests		7,009	7,771
Total equity		8,343,893	7,818,504
Total equity and liabilities		17,339,845	16,668,311

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January - September		July - September
		2022	2021	2022	2021
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	5,508,052	4,607,351	1,879,355	1,705,070
Cost of sales	3	(3,222,609)	(2,708,386)	(1,123,644)	(923,429)
Gross profit		2,285,443	1,898,965	755,711	781,641
Other income	3	244,615	405,568	72,799	285,192
Distribution costs	3	(729,807)	(485,547)	(240,226)	(181,477)
Administrative expenses	3	(445,895)	(425,890)	(146,745)	(138,735)
Other expense by function	3	(165,467)	(123,473)	(78,756)	(53,017)
Profit from operating activities		1,188,889	1,269,623	362,783	693,604
Finance income	3	49,807	22,612	21,013	8,178
Finance costs	3	(135,901)	(170,443)	(42,691)	(52,263)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	41,515	31,486	(2,656)	20,270
Gains (losses) on exchange differences on translation		(40,313)	(2,858)	(18,904)	10,838
Profit before income tax		1,103,997	1,150,420	319,545	680,627
Income tax expense	6	(222,213)	(335,106)	(70,671)	(169,100)
Net profit		881,784	815,314	248,874	511,527

Net profit attributable to
Net profit attributable to parent company		881,783	813,993	248,906	511,081
Net profit attributable to non-controlling interests		1	1,321	(32)	446
Net profit		881,784	815,314	248,874	511,527

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		7.3192592	6.8786037	2.0660497	4.2523338

Basic and diluted earnings per share		7.3192592	6.8786037	2.0660497	4.2523338

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January -September		July - September
		2022	2021	2022	2021
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Net profit		881,784	815,314	248,874	511,527
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(10,150)	497	(5,728)	(732)
Other comprehensive income that will not be reclassified to profit or loss before tax		(10,150)	497	(5,728)	(732)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(6,466)	(59,248)	(44,647)	(83,984)
Other comprehensive income before tax exchange differences on translation		(6,466)	(59,248)	(44,647)	(83,984)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	129,441	(125,091)	(27,366)	(75,351)
Reclassification adjustments on cash flow hedges before tax	23	(5,080)	(10,137)	—	—
Other comprehensive income before tax cash flow hedges		124,361	(135,228)	(27,366)	(75,351)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,647	1,048	(705)	(1,139)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,647	1,048	(705)	(1,139)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		119,542	(193,428)	(72,718)	(160,474)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		2,741	(95)	1,547	198
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		2,741	(95)	1,547	198
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(32,683)	41,546	8,565	24,414
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(347)	(230)	148	240
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(33,030)	41,316	8,713	24,654
Other comprehensive income (loss)		79,103	(151,710)	(68,186)	(136,354)
Total comprehensive income (loss)		960,887	663,604	180,688	375,173

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		961,215	668,612	181,028	376,274
Comprehensive income (loss), attributable to non-controlling interests		(328)	(5,008)	(340)	(1,101)
Total comprehensive income (loss)		960,887	663,604	180,688	375,173

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	881,783	881,783	1	881,784
Other comprehensive income, net of tax	—	(6,137)	91,678	(7,409)	1,300	79,432	—	79,432	(329)	79,103
Comprehensive income	—	(6,137)	91,678	(7,409)	1,300	79,432	881,783	961,215	(328)	960,887
Dividends	—	—	—	—	—	—	(435,064)	(435,064)	(434)	(435,498)
Increase (decrease) through transfers and other changes equity	—	—	—	—	10,199	10,199	(10,199)	—	—	—
Changes in equity	—	(6,137)	91678	(7,409)	11,499	89,631	436,520	526,151	(762)	525,389
Closing balance at 09-30-2022	803,618	(1,161,332)	(45,181)	(28,175)	83,249	(1,151,439)	8,684,705	8,336,884	7,009	8,343,893

09-30-2021	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	813,993	813,993	1.321	815,314
Other comprehensive income, net of tax	—	(52,919)	(93,682)	402	818	(145,381)	—	(145,381)	(6,329)	(151,710)
Comprehensive income	—	(52,919)	(93,682)	402	818	(145,381)	813,993	668,612	(5,008)	663,604
Issue of equity	200,000	—	—	—	—	—	—	200,000	—	200,000
Dividends	—	—	—	—	—	—	(475,058)	(475,058)	(157)	(475,215)
Increase (decrease) through transfers and other changes equity	—	—	—	—	1,422	1,422	(1,566)	(144)	—	(144)
Changes in equity	200,000	(52,919)	(93,682)	402	2,240	(143,959)	337,369	393,410	(5,165)	388,245
Closing balance at 09-30-2021	803,618	(1,134,239)	(130,689)	(19,323)	31,495	(1,252,756)	8,227,270	7,778,132	25,748	7,803,880

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - September
	2022	2021
	ThU.S.$	ThU.S.$

STATEMENTS OF CASH FLOWS

Cash flows from (used in) operating activities

Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,942,983	4,488,160
Receipts from rents and subsequent sales of such assets	2,745	1,006
Other cash receipts from operating activities	391,953	383,655
Classes of cash payments
Payments to suppliers for goods and services	(4,060,052)	(2,882,576)
Payments to and on behalf of employees	(492,155)	(457,646)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(12,609)	—
Other cash payments from operating activities	(141,388)	(94,498)
Interest paid	(168,122)	(167,578)
Interest received	40,443	21,612
Income taxes paid (refund)	(127,630)	102,933
Other inflows (outflows) of cash, net	3,562	(43)
Net cash flow from (used in) operating activities	1,379,730	1,395,025

Cash flows from (used in) investing activities
Cash flow from losing control of subsidiaries and other businesses	—	47,988
Cash flow used in the purchase of non-controlling interests	(14)	(33)
Other cash receipts from sales of interests in joint ventures	—	2,621
Other cash payments to acquire interests in joint ventures	(118)	(4,800)
Loans to related entities	(3,304)	(1,071)
Proceeds from sales of property, plant and equipment	28,669	14,989
Purchase of property, plant and equipment	(993,635)	(936,992)
Proceeds from sales of intangible assets	311	—
Purchase of intangible assets	(3,724)	(3,382)
Proceeds from other long-term assets	48,466	29,010
Purchase of other long-term assets	(210,078)	(161,020)
Dividends received	32,964	1,454
Other inflows (outflows) of cash, net	102	(562)
Cash flows from (used in) investing activities	(1,100,361)	(1,011,798)

Cash flows from (used in) financing activities
Proceeds from issuing shares	—	200,000
Total proceeds from borrowings	214,727	56,184
Proceeds from long-term borrowings	48,577	51,184
Proceeds from short-term borrowings	166,150	5,000
Repayments of borrowings	(299,439)	(305,380)
Payments of lease liabilities	(48,529)	(52,600)
Dividends paid	(192,334)	(167)
Other inflows (outflows) of cash, net	(379)	(1,487)
Cash flows from (used in) financing activities	(325,954)	(103,450)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(46,585)	279,777
Effect of exchange rate changes on cash and cash equivalents	(34,942)	(21,032)

Net increase (decrease) of cash and cash equivalents	(81,527)	258,745
Cash and cash equivalents, at the beginning of the period	1,011,100	1,064,714
Cash and cash equivalents, at the end of the period	929,573	1,323,459

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022, AND DECEMBER 31, 2021

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of September 30, 2022, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60,8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

•	Interim consolidated statements of financial position as of September 30, 2022, and as of December 31,2021.

•	Interim consolidated statements of profit or loss for the periods ended September 30, 2022, and September 30, 2021.

•	Interim consolidated statements of comprehensive income for the periods ended September 30, 2022, and September 30, 2021.

•	Interim consolidated statements of changes in equity for the periods ended September 30, 2022, and September 30, 2021.

•	Interim consolidated statements of cash flows for the periods ended September 30, 2022, and September 30, 2021.

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the interim consolidated financial statements

Periods ended September 30, 2022, and December 31, 2021.

Date of Approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 678 on November 8, 2022.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the interim consolidated financial statements is the U.S. dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a) Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e) Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii)	Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii)	Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay interim dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2022:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
Reference to the Conceptual Framework - Amendments to IFRS 3	Business combinations. Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.	January 1, 2022

IAS 16 Amendment

Property, plant and equipment

Prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

January 1, 2022

IAS 37 Amendment	Provisions, contingent liabilities and contingent Specify which costs a company includes when assessing whether a contract will be loss-making.	January 1, 2022

Annual Improvements to IFRS Standards 2018–2020

IFRS 9 Financial Instruments Addresses which fees should be included in the 10% test for derecognition of financial liabilities.

IFRS 16 Leases Amendment to example 13 to remove the illustration of the lessor’s payments for lease improvements.

IAS 41 Agriculture Elimination of the requirement for entities to exclude tax cash flows when measuring fair value under IAS 41.

January 1, 2022

The adoption of the standards, amendments and interpretations described in the table above do not have a significant impact on Arauco interim consolidated financial statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IAS 1

Presentation of Financial Statements

Clarifies that liabilities will be classified as current or non-current depending on the rights at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

January 1, 2024

IAS 1 and IAS 8	To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.	January 1, 2023

IAS 12

Deferred tax related to assets and liabilities arising from a single transaction

Require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.

January 1, 2023

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s interim consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

On January 1, 2021, we discontinued the reporting of our forestry operations as a reportable segment, and included those operations as part of the pulp segment. This is in line with Arauco’s current reality and with the way in which the management views and evaluates the progress of the business. The remaining segments are: pulp and wood products, which demonstrates Arauco’s focus on its end customers.

The comparative information in the tables in Note 24 Reportable segments has been restated as of December 31, 2020 due to the merger of the pulp and forestry businesses. This reformulation of the Company’s segments did not produce changes in Arauco’s consolidated financial statements (statement of financial position, statement of profit or loss, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes to the financial statements, except for the Note 24).

Changes to accounting estimates

As of September 30, 2022, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2021 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

Between April and May of 2021, a capital increase of ThU.S.$ 200,000 which amounts to 3,250,975 shares was wholly subscribed and paid-in by the shareholders.

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of December 14, 2021, the controlling shareholder, who is Empresas Copec S.A. acquired a total of 26,346 shares from 2 minority shareholders, so following this capital increase as of September 30, 2022, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	09-30-2022	12-31-2021
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618	ThU.S.$ 803,618

	09-30-2022	12-31-2021
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350	120,474,350

b)	Dividends paid

In May 2022 a dividend of ThU.S.$ 192,132 was paid with a charge to the profits of the year 2021. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid with a charge to the profits of the same year.

In October 2021 a dividend of ThU.S.$ 200,000 was paid.

The amount of ThU.S.$ 435,064 presented in the interim consolidated statement of changes in equity contains the minimum dividend provision for ThU.S.$ 367,943 corresponding to the period 2022. The remaining ThU.S.$ 67,121 correspond to the determination of the differential dividend distributed by the profits of the year 2021 and generated by the change in the dividend policy approved in April 2022.

See Note 26 for details.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In the interim consolidated statements of cash flows, an amount of ThU.S.$ 192,334 as of September 30, 2022 (ThU.S.$ 167 as of September 30, 2021) is presented in the line dividends paid, of which ThU.S.$ 192,132 (ThU.S.$ 0 as of September 30, 2021) correspond to the payment of dividends to the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.594799

Dividends paid detail, ordinary shares
Dividends paid	Interim dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	11-03-2021
Amount of dividends	ThU.S.$ 271,000
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.249441

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the interim consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended September 30, 2022 and 2021 are as follows:

	January - September		July - September
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Classes of Other Income
Total Other Income	244,615	405,568	72,799	285,192
Gain from changes in fair value of biological assets (see Note 20)	193,969	124,531	63,405	41,451
Net income from insurance compensation	860	847	537	241
Revenue from export promotion	865	1,134	243	392
Lease income	1,374	1,177	212	452
Gain on sales of assets	34,218	237,245	4,660	233,597
Access easement	897	295	897	134
Recovery of tax credits	—	6	—	—
Compensations received	—	7,018	—	—
Gain on sales of permanent investments	—	20,381	—	—
Other operating results	12,432	12,934	2,845	8,925

Classes of Other Expenses by function
Total Other Expenses by function	(165,467)	(123,473)	(78,756)	(53,017)
Provision legal expenses	(7,080)	(7,115)	(3,052)	(943)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(11,108)	(42,812)	(5,018)	(30,980)
Operating expenses related to staff restructuring or from plants stoppage or closed	(69,161)	(4,941)	(47,716)	(1,328)
Expenses related to projects	(15,985)	(16,206)	(5,852)	(4,809)
Loss of asset sales	(8,998)	(7,579)	(4,182)	(4,377)
Loss and repair of assets	(10,634)	(692)	(81)	(198)
Loss of forest due to fires	(14,518)	(21,669)	(1,822)	(4,166)
Other taxes	(15,502)	(13,668)	(6,668)	(3,657)
Research and development expenses	(3,976)	(2,879)	(1,064)	(842)
Fines, readjustments and interests	(1,494)	(189)	(1,377)	(96)
Loss on sale of permanent investments	—	(431)	—	—
Loss of tax credits	(325)	(396)	(158)	(141)
Other expenses	(6,686)	(4,896)	(1,766)	(1,480)

Classes of Finance Income
Total Finance Income	49,807	22,612	21,013	8,178
Finance income by mutual funds - term deposits	44,908	21,071	18,693	7,866
Finance income resulting from derivatives	39	39	—	—
Other finance income	4,860	1,502	2,320	312

Classes of Finance Costs
Total Finance Costs	(135,901)	(170,443)	(42,691)	(52,263)
Interest expense, Bank borrowings	(13,294)	(13,415)	(5,395)	(5,584)
Interest expense, Bonds	(77,153)	(109,053)	(24,662)	(32,675)
Interest expense resulting from derivatives	(14,675)	(15,416)	(5,217)	(4,453)
Interest expense for right-of-use	(6,884)	(6,294)	(1,858)	(1,882)
Other financial costs	(23,895)	(26,265)	(5,559)	(7,669)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	41,515	31,486	(2,656)	20,270
Investments in associates	6,794	389	2,017	250
Investments in joint ventures	34,721	31,097	(4,673)	20,020

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - September		July - September
Cost of sales (*)	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Timber	625,283	569,827	255,663	159,780
Forestry labor costs and other services	463,996	412,113	165,921	155,941
Depreciation and amortization	313,220	300,318	97,169	96,061
Depreciation for right of use	31,074	32,124	10,165	10,217
Maintenance costs	228,514	195,724	68,588	68,055
Chemical costs	550,447	389,615	183,892	144,127
Sawmill costs	94,137	79,701	30,500	26,044
Other raw materials	240,775	182,254	88,175	72,673
Other indirect costs	132,350	93,540	39,963	34,994
Energy and fuel	191,795	142,540	68,304	56,848
Cost of electricity	33,445	30,284	12,347	8,202
Staff expenses	317,573	280,346	102,957	90,487
Total	3,222,609	2,708,386	1,123,644	923,429

(*)

Total amount is comprised of the cost of inventory sales for ThU.S.$ 3,153,995 (ThU.S.$ 2,648,070 as of September 30, 2021) and the cost of rendering services for ThU.S.$ 68,614 (ThU.S.$ 60,316 as of September 30, 2021).

	January – September		July – September
Distribution costs	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Selling costs	30,603	27,764	9,926	10,109
Commissions	9,965	10,635	2,963	3,438
Insurance	4,632	2,911	1,272	937
Provision for doubtful accounts	-37	519	-15	219
Other selling costs	16,043	13,699	5,706	5,515
Shipping and freight costs	699,204	457,783	230,300	171,368
Port services	52,587	37,493	16,681	13,946
Freights	594,768	388,068	193,410	146,736
Depreciation for right of use	1,976	1,813	1,093	602
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	49,873	30,409	19,116	10,084
Total	729,807	485,547	240,226	181,477

	January – September		July – September
Administrative expenses	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Wages and salaries	189,563	182,705	64,508	59,843
Marketing, advertising, promotion and publications expenses	12,425	9,213	3,961	3,241
Insurances	19,044	17,913	6,297	6,109
Depreciation and amortization	24,962	25,477	8,117	7,440
Depreciation for right of use	5,129	5,123	1,856	1,652
Computer services	29,715	24,591	7,792	6,291
Lease of offices, other property and vehicles	4,037	4,689	1,536	1,463
Donations, contributions, scholarships	6,597	4,653	2,514	1,590
Fees (legal and technical advisors)	27,208	28,549	9,426	10,333
Property taxes, city permits and rights	21,591	19,077	6,910	6,364
Cleaning services, security services and transportation	21,351	25,432	6,976	8,455
Third-party variable services (maneuvers, logistics)	34,610	32,741	10,810	10,814
Basic services (electricity, telephone, water)	4,272	3,557	1,236	1,180
General and other minor expenses (mainly PCR)	4,890	11,919	1,024	2,737
Maintenance and repair	6,472	5,715	2,218	2,001
Seminars, courses, training materials	2,596	1,951	248	867
Travels, clothing and safety equipment, environmental expenses, audits and others	31,433	22,585	11,316	8,355
Total	445,895	425,890	146,745	138,735

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	09-30-2022	12-31-2021
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	174,033	79,288
Production supplies	195,628	158,382
Work in progress	62,421	60,906
Finished goods	725,547	689,168
Spare parts	208,149	189,154
Total inventories	1,365,778	1,176,898

Inventories recognized as cost of sales as of September 30, 2022 were ThU.S.$ 3,153,995 (ThU.S.$ 2,648,070 as of September 30, 2021).

In order to have inventories recorded at net realizable value as of September 30, 2022, a net decrease of inventories was recognized associated with a higher obsolescence provision of ThU.S.$ 18,321 (ThU.S.$ 24,410 as of September 30, 2021). As of September 30, 2022, the amount of obsolescence provision is ThU.S.$ 83,811 (ThU.S.$ 65,490 as of December 31, 2021).

As of September 30, 2022, there were inventory write-offs of ThU.S.$ 1,085 (ThU.S.$ 635 as of September 30, 2021) which are presented in the interim consolidated statements of profit or loss within Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of cash and cash equivalents	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Cash on hand	98	91
Balances with banks	367,837	528,985
Short-term deposits	463,858	251,956
Mutual funds	97,780	230,068
Total	929,573	1,011,100

The risk classification of the Company’s mutual funds as of September 30, 2022 and as of December 31, 2021 is shown below.

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
AAAfm	18,214	134,314
No classification	79,566	95,754
Total Mutual Funds	97,780	230,068

Changes in Financial Liabilities

		09-30-2022
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	991,956	296,316	4,426,033	5,714,305
Cash flows	(+) Borrowings obtained	214,727	—	—	214,727
	(-) Borrowings paid	(273,846)	(5,080)	(20,513)	(299,439)
	(-) Commissions paid	(378)	—	—	(378)
	(-) Interest paid	(10,279)	(18,730)	(132,033)	(161,042)
	(+) Accrued interest	16,173	18,767	144,923	179,863
	(+/-) Inflation adjustment	(70,714)	—	(27,877)	(98,591)
	(+/-) Changes in fair value	—	(18,562)	—	(18,562)
	(+/-) Other movements	2,046	(17)	5,859	7,888
	Closing balance	869,685	272,694	4,396,392	5,538,771

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2021
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,274,260	39,660	4,707,944	6,021,864
Cash flows	(+) Borrowings obtained	167,962	—	—	167,962
	(-) Borrowings paid	(405,567)	(25,316)	(165,607)	(596,490)
	(-) Commissions paid	(2,328)	—	—	(2,328)
	(-) Interest paid	(18,084)	(30,034)	(204,465)	(252,583)
	(+) Accrued interest	16,961	29,032	200,843	246,836
	(+/-) Inflation adjustment	(45,891)	—	(120,785)	(166,676)
	(+/-) Changes in fair value	—	283,261	—	283,261
	(+/-) Other movements	4,643	(287)	8,103	12,459
	Closing balance	991,956	296,316	4,426,033	5,714,305

		Lease liabilities
		09-30-2022	12-31-2021
		ThU.S.$	ThU.S.$
	Opening balance January 1	163,304	211,755
Cash flows	(-) Borrowings paid	(48,529)	(67,895)
	(-) Interest paid	(7,080)	(7,811)
	(+) Accrued interest	7,218	8,363
	(+/-) Inflation adjustment	(2,759)	(13,540)
	(+) Increase due to new leases liabilities	124,526	35,186
	(+/-) Other movements	(4,240)	(2,754)
	Closing balance	232,440	163,304

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

In 2021, Argentinian Republic published in the Official Gazette of Argentina the law No. 27,630, which replaced the fixed rate paid by Argentine companies on their corporate income tax periods starting in 2021. It provides a progressive scale of rates, where a 25% rate will be applied to companies with a net taxable income of up to 5,000,000 Argentine pesos (AR$) (approximately ThU.S.$ 34 as of September 30, 2022), a 30% rate will be applied to companies with a net taxable income ranging between AR$ 5,000,000 and AR$ 50,000,000 (approximately ThU.S.$ 339 as of September 30, 2022), and a 35% rate will be applied to companies with a net taxable incomes surpassing AR$ 50,000,000. This new regulation generated a loss of ThU.S.$ 49,000 in Arauco Argentina S.A. in income tax in 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	09-30-2022	12-31-2021
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	6,217	5,730
Deferred tax assets relating to accrued liabilities	7,775	8,257
Deferred tax assets relating to post-employment benefits	21,346	19,738
Deferred tax assets relating to property, plant and equipment	42,611	32,480
Deferred tax assets relating to impairment provision	8,195	8,564
Deferred tax assets relating to financial instruments	88,145	108,910
Deferred tax assets relating to tax loss carryforward	71,732	24,972
Deferred tax assets relating to inventories	21,137	18,793
Deferred tax assets relating to provisions for income	17,994	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,647	4,625
Deferred tax assets relating to intangible revaluation	1,638	2,301
Deferred tax assets relating to tax credits	—	8,996
Deferred tax assets relating to other deductible temporary differences	35,038	24,328
Total deferred tax assets	324,475	287,017

Offsetting presentation	(315,989)	(279,380)

Net effect	8,486	7,637

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 365,264 (ThU.S.$ 335,872 at December 31, 2021), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these interim consolidated financial statements there are ThU.S.$ 125,911 (ThU.S.$ 126,746 at December 31, 2021) of non-recoverable tax losses from subsidiaries in USA and from joint operations in Uruguay, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	09-30-2022	12-31-2021
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,423,333	1,281,546
Deferred tax liabilities relating to financial instruments	27,877	25,334
Deferred tax liabilities relating to biological assets	590,886	605,166
Deferred tax liabilities relating to inventory	44,647	46,336
Deferred tax liabilities relating to prepaid expenses	37,351	38,088
Deferred tax liabilities relating to intangible	10,473	12,511
Deferred tax liabilities relating to other taxable temporary differences	26,600	18,204
Total deferred tax liabilities	2,161,167	2,027,185

Offsetting presentation	(315,989)	(279,380)

Net effect	1,845,178	1,747,805

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 32,683 as of September 30, 2022 (credit of ThU.S.$ 41,546 as of September 30, 2021), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2022	Deferred tax income (expenses)	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 09-30-2022
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to provisions	5,730	467	—	20	6,217
Deferred tax Assets relating to accrued liabilities	8,257	(491)	—	9	7,775
Deferred tax Assets relating to post-employment benefits	19,738	(1,151)	2,741	18	21,346
Deferred tax Assets relating to property, plant and equipment	32,480	10,131	—	—	42,611
Deferred tax Assets relating to impairment provision	8,564	(509)	—	140	8,195
Deferred tax Assets relating to financial instruments	108,910	10,115	(31,097)	217	88,145
Deferred tax Assets relating to tax loss carryforward	24,972	45,736	—	1,024	71,732
Deferred tax Assets relating to inventories	18,793	2,334	—	10	21,137
Deferred tax Assets relating to provisions for income	19,323	(1,354)	—	25	17,994
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(1,978)	—	—	2,647
Deferred tax Assets relating to intangible revaluation	2,301	(783)	—	120	1,638
Deferred tax Assets relating to tax credits	8,996	(8,996)	—	—	—
Deferred tax Assets relating to other deductible temporary differences	24,328	10,275	—	435	35,038
Total deferred tax assets	287,017	63,796	(28,356)	2,018	324,475

	Opening balance 01-01-2021	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 09-30-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	140,531	—	1,256	1,423,333
Deferred tax liabilities relating to financial instruments	25,334	957	1,586	—	27,877
Deferred tax liabilities relating to biological assets	605,166	(15,471)	—	1,191	590,886
Deferred tax liabilities relating to inventory	46,336	(1,597)	—	(92)	44,647
Deferred tax liabilities relating to prepaid expenses	38,088	(745)	—	8	37,351
Deferred tax liabilities relating to intangible	12,511	(2,084)	—	46	10,473
Deferred tax liabilities relating to other taxable temporary differences	18,204	8,131	—	265	26,600
Total deferred tax liabilities	2,027,185	129,722	1,586	2,674	2,161,167

	Opening balance 01-01-2021	Deferred tax income (expenses)	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) net exchange differences	Closing balance 12-31-2021
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	5,042	745	—	—	(57)	5,730
Deferred tax assets relating to accrued liabilities	8,107	179	—	(24)	(5)	8,257
Deferred tax assets relating to post-employment benefits	22,026	(2,667)	438	(56)	(3)	19,738
Deferred tax assets relating to property, plant and equipment	24,397	8,083	—	—	—	32,480
Deferred tax assets relating to impairment provision	14,193	(5,193)	—	—	(436)	8,564
Deferred tax assets relating to financial instruments	79,765	(1,572)	31,062	—	(345)	108,910
Deferred tax assets relating to tax loss carryforward	126,405	(99,915)	—	(207)	(1,311)	24,972
Deferred tax assets relating to inventories	7,964	10,854	—	—	(25)	18,793
Deferred tax assets relating to provisions for income	7,905	11,427	—	—	(9)	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,427	2,213	—	—	(15)	4,625
Deferred tax assets relating to intangible revaluation	3,713	(1,207)	—	—	(205)	2,301
Deferred tax assets relating to tax credits	20,898	(11,902)	—	—	—	8,996
Deferred tax assets relating to other deductible temporary differences	20,018	4,823	—	4	(517)	24,328
Total deferred tax assets	342,860	(84,132)	31,500	(283)	(2,928)	287,017

	Opening balance 01-01-2021	Deferred tax (income) expenses	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) net exchange differences	Closing balance 12-31-2021
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,020,282	264,397	—	(121)	(3,012)	1,281,546
Deferred tax liabilities relating to financial instruments	26,755	(2,030)	609	—	—	25,334
Deferred tax liabilities relating to biological assets	644,348	(31,706)	—	(2,946)	(4,530)	605,166
Deferred tax liabilities relating to inventory	32,567	15,131	—	(1,395)	33	46,336
Deferred tax liabilities relating to prepaid expenses	42,319	(4,227)	—	—	(4)	38,088
Deferred tax liabilities relating to intangible	14,826	(1,908)	—	—	(407)	12,511
Deferred tax liabilities relating to other taxable temporary differences	19,608	(1,173)	—	(179)	(52)	18,204
Total deferred tax liabilities	1,800,705	238,484	609	(4,641)	(7,972)	2,027,185

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2022		12-31-2021
Detail of classes of deferred tax temporary differences	Deductible difference ThU.S.$	Taxable difference ThU.S.$	Deductible difference ThU.S.$	Taxable difference ThU.S.$
Deferred tax assets	252,743	—	262,045	—
Deferred tax assets - tax loss carryforward	71,732	—	24,972	—
Deferred tax liabilities	—	2,161,167	—	2,027,185
Total	324,475	2,161,167	287,017	2,027,185

	January - September		July - September
Detail of temporary difference income and loss amounts	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Deferred tax assets	18,062	21,535	(1,400)	17,771
Deferred tax assets - tax loss carryforward	45,736	20,468	17,774	(77,473)
Deferred tax liabilities	(129,723)	(192,595)	(35,082)	(27,355)
Total	(65,925)	(150,592)	(18,708)	(87,057)

Income Tax Expense

Income tax expense consists of the following:

	January - September		July - September
Income tax composition	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Current income tax expense	(269,927)	(180,887)	(81,509)	(79,331)
Tax benefit arising from tax credit used to reduce current tax expense	82,218	5,026	28,240	—
Prior period current income tax adjustments	4,918	(2,788)	(49)	(59)
Other current benefit tax (expenses)	26,503	(5,865)	1,355	(2,653)
Current tax expense, net	(156,288)	(184,514)	(51,963)	(82,043)
Deferred tax expense relating to origination and reversal of temporary differences	(111,661)	(171,060)	(36,482)	(9,584)
Tax benefit arising from tax credits used to reduce deferred tax expense	45,736	20,468	17,774	(77,473)
Total deferred tax benefit (expense), net	(65,925)	(150,592)	(18,708)	(87,057)
Total income tax benefit (expense)	(222,213)	(335,106)	(70,671)	(169,100)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at September 30, 2022 and 2021:

	January - September		July - September
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Foreign current income tax expense	(90,263)	(93,184)	(37,834)	(39,904)
Domestic current income tax expense	(66,025)	(91,330)	(14,129)	(42,139)
Total current income tax expense	(156,288)	(184,514)	(51,963)	(82,043)
Foreign deferred tax benefit (expense)	12,128	(53,254)	5,166	(3,266)
Domestic deferred tax benefit (expense)	(78,053)	(97,338)	(23,874)	(83,791)
Total deferred tax benefit (expense)	(65,925)	(150,592)	(18,708)	(87,057)
Total income tax benefit (expense)	(222,213)	(335,106)	(70,671)	(169,100)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
Reconciliation of income tax from statutory rate to effective tax rate	2022 ThU.S.$	2022 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%	27.0%
Tax expense at statutory tax rate	(298,079)	(310,613)	(86,277)	(183,769)
Tax effect of foreign tax rates	(33)	(7,829)	3,540	(4,183)
Tax effect of revenues exempt from taxation	55,361	43,652	14,521	17,714
Tax effect of not deductible expenses	(13,476)	(16,853)	(7,313)	(1,915)
Tax rate effect of previously unrecognized tax loss	81	—	81	—
Tax effect of a new evaluation of deferred tax assets	7,508	8,993	(96)	4,539
Tax effect of change in tax rates	—	(45,980)	—	(886)
Tax effect of tax provided in excess in prior periods	4,918	(2,788)	(49)	(59)
Other tax rate effects	21,507	(3,688)	4,922	(541)
Total adjustments to tax expense at applicable tax rate	75,866	(24,493)	15,606	14,669
Tax benefit (expense) at effective tax rate	(222,213)	(335,106)	(70,671)	(169,100)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Monthly Provisional Payments (MPP)	16,253	800
Income tax receivable	133,402	218,298
Provision tax income	(60,122)	(22,727)
Other tax receivables	67,631	36,694
Total	157,164	233,065

Current tax liabilities	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Provision tax income (First category)	177,046	216,484
Monthly Provisional Payments (MPP)	(133,628)	(91,361)
Other tax payables	12,615	2,858
Total	56,033	127,981

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2022	12-31-2021
Property, plant and equipment, net	ThU.S.$	ThU.S.$
Construction work in progress	3,526,883	2,822,874
Land	889,593	888,465
Buildings	2,104,767	2,165,318
Plant and equipment	2,809,130	2,915,611
Information technology equipment	22,381	23,516
Fixtures and fittings	11,666	13,563
Motor vehicles	27,698	13,678
Other property, plant and equipment	120,448	112,641
Total net	9,512,566	8,955,666

Property, plant and equipment, gross
Construction work in progress	3,526,883	2,822,874
Land	889,593	888,465
Buildings	4,497,539	4,463,660
Plant and equipment	7,178,381	7,079,150
Information technology equipment	106,709	104,522
Fixtures and fittings	49,551	49,302
Motor vehicles	75,673	59,351
Other property, plant and equipment	137,357	129,669
Total gross	16,461,686	15,596,993

Accumulated depreciation and impairment
Buildings	(2,392,772)	(2,298,342)
Plant and equipment	(4,369,251)	(4,163,539)
Information technology equipment	(84,328)	(81,006)
Fixtures and fittings	(37,885)	(35,739)
Motor vehicles	(47,975)	(45,673)
Other property, plant and equipment	(16,909)	(17,028)
Total	(6,949,120)	(6,641,327)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of September 30, 2022, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	199,495	347,839

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2022 and as of December 31, 2021:

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666
Changes
Additions	850,912	1,986	6,297	9,304	638	395	307	9,217	879,056
Disposals	—	(3,741)	(1,347)	(1,476)	(221)	(262)	(36)	(17)	(7,100)
Withdrawals	(2,368)	(381)	(251)	(2,859)	(286)	—	(84)	(294)	(6,523)
Depreciation	—	—	(99,533)	(227,561)	(4,691)	(2,279)	(2,766)	(815)	(337,645)
Impairment loss recognized in profit or loss	—	—	(20)	(3,810)	—	—	—	—	(3,830)
Increase (decrease) through net exchange differences	(1,918)	2,917	6,543	20,705	50	54	130	183	28,664
Reclassification of assets held for sale	—	347	68	(481)	—	—	—	—	(66)
Increase (decrease) through transfers from construction in progress	(142,617)	—	27,692	96,637	3,375	195	15,185	(467)	—
Reclassification from lease to property, plant and equipment	—	—	—	3,060	—	—	1,284	—	4,344
Total changes	704,009	1,128	(60,551)	(106,481)	(1,135)	(1,897)	14,020	7,807	556,900
Closing balance 09-30-2022	3,526,883	889,593	2,104,767	2,809,130	22,381	11,666	27,698	120,448	9,512,566

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2021	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304
Changes
Additions	1,127,150	6,647	8,440	22,372	1,277	566	470	6,234	1,173,156
Disposals	(215)	(25,285)	(953)	(10,839)	(170)	(4)	(371)	(205)	(38,042)
Withdrawals	(2,105)	(697)	(2,572)	(6,011)	(42)	—	(31)	(4,188)	(15,646)
Depreciation	—	—	(136,490)	(288,723)	(6,424)	(3,163)	(3,278)	(1,065)	(439,143)
Impairment loss recognized in profit or loss	—	—	(14,669)	(95)	(454)	(9)	(95)	—	(15,322)
Increase (decrease) through net exchange differences	(1,151)	(7,181)	(4,359)	(12,084)	(80)	170	(219)	(815)	(25,719)
Reclassification of assets held for sale	—	107	949	206	—	—	—	—	1,262
Increase (decrease) through transfers from construction in progress	(245,383)	822	66,235	178,611	3,243	(617)	1,995	(4,906)	—
Reclassification from lease to property, plant and equipment	—	—	—	7,251	—	—	152	—	7,403
Decrease due to loss of control in subsidiary	—	(16,320)	(47)	(1,213)	—	(7)	—	—	(17,587)
Total changes	878,296	(41,907)	(83,466)	(110,525)	(2,650)	(3,064)	(1,377)	(4,945)	630,362
Closing balance 12-31-2021	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending September 30, 2022 and 2021 is as follows:

	January - September		July - September
Depreciation for the year	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Cost of sales	313,220	300,318	97,169	96,061
Administrative expenses	13,808	11,979	4,513	2,774
Other expenses	14,097	371	10,205	152
Total	341,125	312,668	111,887	98,987

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in Inventories. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of Use Assets

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Property, plant and equipment by right of use, net
Land	139,137	72,384
Buildings	17,640	20,682
Plant and equipment	67,700	17,198
Information technology equipment	181	224
Fixtures and fittings	—	218
Motor vehicles	33,033	55,093
Other property, plant and equipment	9,343	14,307
Total net	267,034	180,106

Property, plant and equipment by right of use, gross
Land	169,541	94,283
Buildings	32,292	32,625
Plant and equipment	86,286	31,235
Information technology equipment	716	652
Fixtures and fittings	—	1,512
Motor vehicles	175,627	168,682
Other property, plant and equipment	12,738	20,142
Total gross	477,200	349,131

Accumulated depreciation and impairment by right of use
Land	(30,404)	(21,899)
Buildings	(14,652)	(11,943)
Plant and equipment	(18,586)	(14,037)
Information technology equipment	(535)	(428)
Fixtures and fittings	—	(1,294)
Motor vehicles	(142,594)	(113,589)
Other property, plant and equipment	(3,395)	(5,835)
Total	(210,166)	(169,025)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of September 30, 2022 and as of December 31, 2021:

Reconciliation of property, plant and equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2022	72,384	20,682	17,198	224	218	55,093	14,307	180,106
Changes
Additions	78,402	1,935	56,039	131	—	7,039	305	143,851
Withdrawals	—	—	—	—	—	—	—	—
Depreciation	(8,559)	(3,926)	(5,434)	(182)	(15)	(29,130)	(1,157)	(48,403)
Increase (decrease) through net exchange differences	(3,089)	29	2	8	—	34	—	(3,016)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(4,344)	(4,344)
Increase (decrease) through others	(1)	20	(90)	—	—	(2)	232	159
Total changes	66,753	(3,042)	50,502	(43)	(218)	(22,060)	(4,964)	86,928
Closing balance 09-30-2022	139,137	17,640	67,700	181	—	33,033	9,343	267,034

Reconciliation of property, plant and equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2021	60,761	19,954	24,035	380	698	92,951	20,355	219,134
Changes
Additions	21,391	11,557	1,617	127	—	495	—	35,187
Withdrawals	(16)	(2,976)	—	—	—	(226)	(98)	(3,316)
Depreciation	(9,108)	(5,386)	(7,315)	(255)	(356)	(38,090)	(2,071)	(62,581)
Revaluation	—	(7)	—	—		(31)	—	(38)
Increase (decrease) through net exchange differences	(644)	(6)	(275)	(6)	—	21	—	(910)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(7,403)	(7,403)
Increase (decrease) through others	—	(2,454)	(864)	(22)	(124)	(27)	3,524	33
Total changes	11,623	728	(6,837)	(156)	(480)	(37,858)	(6,048)	(39,028)
Closing balance 12-31-2021	72,384	20,682	17,198	224	218	55,093	14,307	180,106

The depreciation expense for the period ending September 30, 2022 and 2021 recognized in property, plant and equipment by right of use is as follows:

	January - September		July - September
Depreciation for the period	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Cost of sales	31,074	32,124	10,165	10,217
Distribution costs	1,976	1,813	1,093	602
Administrative expenses	5,129	5,123	1,856	1,652
Total	38,179	39,060	13,114	12,471

Depreciation charged to profit or loss statement differs from the movement of the period for Right of use assets. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains activated. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January – September		July – September
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Expenses from payments of variable leases	137,288	105,307	44,852	31,494
Expenses from low value leases	3,464	2,343	677	797
Expenses from short-term leases	25,849	17,056	(2,596)	1,674
Total	166,601	124,706	42,933	33,965

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of financial lease minimum payments:

	09-30-2022
Periods	Gross ThU.S.$	Interest ThU.S.$	Present value ThU.S.$
Less than one year	1,947	—	1,947
Between one and six years	9,174	658	8,516
More than six years	—	—	—
Total	11,121	658	10,463

	12-31-2021
Periods	Gross ThU.S.$	Interest ThU.S.$	Present value ThU.S.$
Less than one year	27	—	27
Between one and six years	—	—	—
More than six years	—	—	—
Total	27	—	27

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - September		July - September
Classes of revenue	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Revenue from sales of goods	5,428,664	4,535,316	1,855,706	1,679,431
Revenue from rendering of services	79,388	72,035	23,649	25,639
Total	5,508,052	4,607,351	1,879,355	1,705,070

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Employee expenses	526,918	499,664	177,324	168,625
Wages and salaries	514,583	485,629	172,536	165,123
Severance indemnities	12,335	14,035	4,788	3,502

	09-30-2022	12-31-2021
Discount rate	2.56%	2.56%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2014	RV-2014

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(3,687)
Decrease in 100 bps	4,415

Wage growth rates
Increase in 100 bps	5,034
Decrease in 100 bps	(4,462)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2022 and as of December 31, 2021:

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Current	6,209	4,593
Non-current	72,273	67,967
Total	78,482	72,560

Reconciliation of the present value of severance indemnities obligations	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance	72,560	81,395
Current service cost	4,168	4,064
Interest cost	2,784	3,271
(Gains) losses from changes in actuarial assumptions	648	(5,784)
Actuarial gains and losses arising from experience	9,502	7,409
Benefits paid	(3,155)	(3,936)
Decrease due to sale of subsidiary	—	(393)
Increase (decrease) for foreign currency exchange rates changes	(8,025)	(13,466)
Closing balance	78,482	72,560

The average staffing as of September 30, 2022 was 18,151 people.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

September 30, 2022	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current assets
Cash and cash equivalents	587,927	6,492	127,966	92,007	35,377	7,041	72,763	—	929,573
Other current financial assets	33,960	—	—	—	—	—	—	—	33,960
Other current non-financial assets	27,235	149	21,206	7,648	14,865	7,592	146,954	—	225,649
Trade and other current receivables	708,015	23,297	35,446	31,384	37,292	1,919	69,451	2,711	909,515
Accounts receivable due from related companies	152	—	—	—	—	—	7,850	—	8,002
Current inventories	1,185,480	—	133,966	—	40,954	—	5,378	—	1,365,778
Current biological assets	283,739	—	78,562	—	—	—	—	—	362,301
Current tax assets	12	—	1,989	3,856	3,857	1,584	145,866	—	157,164
Non-current assets or disposal groups classified as held for sale	2,826,520	29,938	399,135	134,895	132,345	18,136	448,262	2,711	3,991,942
Non-current assets or disposal groups classified as held for sale	1,200	—	15	—	47	—	—	—	1,262

Total current assets	2,827,720	29,938	399,150	134,895	132,392	18,136	448,262	2,711	3,993,204

Non-Current assets
Other non-current financial assets	10,188	—	—	—	—	—	—	—	10,188
Other non-current non-financial assets	2,988	—	13,342	39	744	8	55,027	—	72,148
Trade and other non-current receivables	11,425	—	—	—	—	—	2,884	8,011	22,320
Investments accounted for using equity method	83,484	182,238	29,959	—	—	—	23,614	—	319,295
Intangible assets other than goodwill	73,696	—	1,641	—	330	—	—	—	75,667
Goodwill	41,383	—	16,683	—	—	—	—	—	58,066
Property, plant and equipment	9,008,570	—	380,876	—	122,063	—	1,057	—	9,512,566
Right of use assets	170,999	—	95,146	—	889	—	—	—	267,034
Non-current biological assets	2,746,207	—	254,664	—	—	—	—	—	3,000,871
Deferred tax assets	4,373	—	3,114	—	999	—	—	—	8,486

Total non-current assets	12,153,313	182,238	795,425	39	125,025	8	82,582	8,011	13,346,641

Total assets	14,981,033	212,176	1,194,575	134,934	257,417	18,144	530,844	10,722	17,339,845

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2022	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	210,388	65,276	2,299	154	—	—	—	52,823	330,940
Current lease liabilities	10,142	83	8,832	—	1,339	—	14,182	3,767	38,345
Trade and other current payables	225,252	16,256	95,440	27,472	19,019	8,523	276,509	31,531	700,002
Accounts payable to related companies	2	—	—	—	—	—	2,889	—	2,891
Other short-term provisions	8,239	—	—	—	—	—	—	—	8,239
Current tax liabilities	13,831	5,015	5,815	—	2	—	31,370	—	56,033
Current provisions for employee benefits	—	—	—	—	—	—	6,209	—	6,209
Other current non-financial liabilities	375,592	46	27,406	5,140	14,614	61	5,858	—	428,717

Total current liabilities	843,446	86,676	139,792	32,766	34,974	8,584	337,017	88,121	1,571,376

Non-current liabilities
Other non-current financial liabilities	3,848,538	352,240	64,735	—	—	—	—	942,318	5,207,831
Non-current lease liabilities	122,034	119	58,895	—	1,872	—	1,595	9,580	194,095
Non-current payables	—	—	2,376	—	—	—	—		2,376
Other long-term provisions	—	—	6,052	25,460	—	—	—	—	31,512
Deferred tax liabilities	1,746,854	—	92,563	—	5,761	—	—	—	1,845,178
Non-current provisions for employee benefits	—	—	—	—	957	—	71,316	—	72,273
Other non-current non-financial liabilities	—	—	71,288	11	—	—	12	—	71,311

Total non-current liabilities	5,717,426	352,359	295,909	25,471	8,590	—	72,923	951,898	7,424,576

Total liabilities	6,560,872	439,035	435,701	58,237	43,564	8,584	409,940	1,040,019	8,995,952

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current assets
Cash and cash equivalents	703,232	5,755	160,896	112,234	20,467	4,311	4,205	—	1,011,100
Other current financial assets	5,865	—	—	—	—	—	—	—	5,865
Other current non-financial assets	25,774	166	18,209	5,900	3,717	6,165	107,959	—	167,890
Trade and other current receivables	789,236	21,884	39,142	22,721	31,288	5,023	70,127	502	979,923
Accounts receivable due from related companies	—	—	—	—	—	—	5,559	—	5,559
Current inventories	1,052,147	—	89,521	—	32,947	—	2,283	—	1,176,898
Current biological assets	269,769	—	59,817	—	—	—	—	—	329,586
Current tax assets	32	—	3,047	—	452	1,288	228,246	—	233,065
Non-current assets or disposal groups classified as held for sale	2,846,055	27,805	370,632	140,855	88,871	16,787	418,379	502	3,909,886
Non-current assets or disposal groups classified as held for sale	14,098	—	14	—	46	—	—	—	14,158

Total current assets	2,860,153	27,805	370,646	140,855	88,917	16,787	418,379	502	3,924,044

Non-current assets
Other non-current financial assets	10,525	—	—	—	—	—	—	—	10,525
Other non-current non-financial assets	1,639	—	12,244	56	740	8	73,862	—	88,549
Trade and other non-current receivables	11,806	—	—	—	—	—	2,492	40	14,338
Investments accounted for using equity method	78,216	203,505	26,823	—	—	—	28,098	—	336,642
Intangible assets other than goodwill	82,370	—	1,675	—	165	—	—	—	84,210
Goodwill	41,534	—	16,163	—	—	—	—	—	57,697
Property, plant and equipment	8,489,503	—	340,314	—	124,984	—	865	—	8,955,666
Right of use assets	150,220	—	29,886	—	—	—	—	—	180,106
Non-current biological assets	2,782,660	—	226,237	—	—	—	—	—	3,008,897
Deferred tax assets	3,968	—	2,768	—	901	—	—	—	7,637

Total non-current assets	11,652,441	203,505	656,110	56	126,790	8	105,317	40	12,744,267

Total assets	14,512,594	231,310	1,026,756	140,911	215,707	16,795	523,696	542	16,668,311

December 31, 2021	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	225,502	66,707	884	133	—	—	—	46,215	339,441
Current lease liabilities	9,140	107	4,208	—	1,391	63	26,944	7,750	49,603
Trade and other current payables	288,172	13,955	79,653	16,616	27,889	8,761	268,624	34,787	738,457
Accounts payable to related companies	230	—	—	—	—	—	2,347	—	2,577
Other short-term provisions	337	—	—	—	—	—	—	—	337
Current tax liabilities	7,201	7,655	4,339	44,856	11,803	—	52,127	—	127,981
Current provisions for employee benefits	—	—	—	—	—	—	4,593	—	4,593
Other current non-financial liabilities	131,214	73	24,680	4,679	7,195	739	5,074	—	173,654

Total current liabilities	661,796	88,497	113,764	66,284	48,278	9,563	359,709	88,752	1,436,643

Non-current liabilities
Other non-current financial liabilities	3,917,343	442,833	26,880	—	—	—	—	987,808	5,374,864
Non-current lease liabilities	69,905	159	17,694	—	2,377	107	11,334	12,125	113,701
Non-current payables	—	—	2,272	—	—	—	—	—	2,272
Other long-term provisions	—	—	3,489	26,060	—	—	—	—	29,549
Deferred tax liabilities	1,664,506	—	77,637	—	5,662	—	—	—	1,747,805
Non-current provisions for employee benefits	—	—	—	—	842	—	67,125	—	67,967
Other non-current non-financial liabilities	—	—	76,982	14	—	—	10	—	77,006

Total non-current liabilities	5,651,754	442,992	204,954	26,074	8,881	107	78,469	999,933	7,413,164

Total liabilities	6,313,550	531,489	318,718	92,358	57,159	9,670	438,178	1,088,685	8,849,807

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2022			12-31-2021
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total current liabilities	1,399,647	171,729	1,571,376	1,111,151	325,492	1,436,643

Other current financial liabilities	218,700	112,240	330,940	59,007	280,434	339,441
U.S. dollar	149,560	60,828	210,388	58,794	166,708	225,502
Euros	33,323	31,953	65,276	—	66,707	66,707
Brazilian real	2,299	—	2,299	80	804	884
Argentine pesos	154	—	154	133	—	133
U.F.	33,364	19,459	52,823	—	46,215	46,215

Bank borrowings	147,184	80,979	228,163	29,658	219,177	248,835
U.S. dollar	111,562	49,026	160,588	29,578	151,666	181,244
Euros	33,323	31,953	65,276	—	66,707	66,707
Brazilian real	2,299	—	2,299	80	804	884

Other borrowings	71,516	31,261	102,777	29,349	61,257	90,606
U.S. dollar	37,998	11,802	49,800	29,216	15,042	44,258
Argentine pesos	154	—	154	133	—	133
U.F.	33,364	19,459	52,823	—	46,215	46,215

Current lease liabilities	13,276	25,069	38,345	13,204	36,399	49,603
U.S. dollar	3,352	6,790	10,142	2,418	6,722	9,140
Euros	21	62	83	40	67	107
Brazilian real	2,227	6,605	8,832	1,111	3,097	4,208
Mexican pesos	354	985	1,339	337	1,054	1,391
Other currencies	—	—	—	22	41	63
Chilean pesos	5,735	8,447	14,182	6,768	20,176	26,944
U.F.	1,587	2,180	3,767	2,508	5,242	7,750

Trade and other current payables	672,427	27,575	700,002	732,189	6,268	738,457
U.S. dollar	224,995	257	225,252	288,107	65	288,172
Euros	16,251	5	16,256	13,945	10	13,955
Brazilian real	69,253	26,187	95,440	73,635	6,018	79,653
Argentine pesos	27,472	—	27,472	16,616	—	16,616
Mexican pesos	17,893	1,126	19,019	27,714	175	27,889
Other currencies	8,523	—	8,523	8,761	—	8,761
Chilean pesos	276,509	—	276,509	268,624	—	268,624
U.F.	31,531	—	31,531	34,787	—	34,787

Accounts payable to related companies	2,891	—	2,891	2,577	—	2,577
U.S. dollar	2	—	2	230	—	230
Chilean pesos	2,889	—	2,889	2,347	—	2,347

Other short-term provisions	8,239	—	8,239	337	—	337
U.S. dollar	8,239	—	8,239	337	—	337
Current tax liabilities	51,593	4,440	56,033	126,059	1,922	127,981

U.S. dollar	13,831	—	13,831	7,201	—	7,201
Euro	5,015	—	5,015	7,655	—	7,655
Brazilian real	4,527	1,288	5,815	2,529	1,810	4,339
Argentine pesos	—	—	—	44,856	—	44,856
Mexican pesos	2	—	2	11,803	—	11,803
Chilean pesos	28,218	3,152	31,370	52,015	112	52,127
Current provisions for employee benefits	5,530	679	6,209	4,124	469	4,593
Chilean pesos	5,530	679	6,209	4,124	469	4,593

Other current non-financial liabilities	426,991	1,726	428,717	173,654	—	173,654
U.S. dollar	375,592	—	375,592	131,214	—	131,214

Euros	46	—	46	73	—	73
Brazilian peal	27,406	—	27,406	24,680	—	24,680
Argentine pesos	5,140	—	5,140	4,679	—	4,679
Mexican pesos	14,614	—	14,614	7,195	—	7,195
Other currencies	61	—	61	739	—	739
Chilean pesos	4,132	1,726	5,858	5,074	—	5,074

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2022				12-31-2021
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,529,316	560,318	4,334,942	7,424,576	2,342,748	661,414	4,409,002	7,413,164

Other non-current financial liabilities	1,202,704	398,366	3,606,761	5,207,831	1,097,939	582,606	3,694,319	5,374,864
U.S. dollar	994,448	—	2,854,090	3,848,538	886,371	180,000	2,850,972	3,917,343
Euros	106,289	109,029	136,922	352,240	124,640	127,324	190,869	442,833
Brazilian real	26,203	38,532	—	64,735	8,960	17,920	—	26,880
U.F.	75,764	250,805	615,749	942,318	77,968	257,362	652,478	987,808

Bank borrowings	357,039	147,561	136,922	641,522	227,008	325,244	190,869	743,121
U.S. dollar	224,547	—	—	224,547	93,408	180,000	—	273,408
Euros	106,289	109,029	136,922	352,240	124,640	127,324	190,869	442,833
Brazilian real	26,203	38,532	—	64,735	8,960	17,920	—	26,880

Other borrowings	845,665	250,805	3,469,839	4,566,309	870,931	257,362	3,503,450	4,631,743
U.S. dollar	769,901	—	2,854,090	3,623,991	792,963	—	2,850,972	3,643,935
U.F.	75,764	250,805	615,749	942,318	77,968	257,362	652,478	987,808
Non-current lease liabilities	45,428	36,406	112,261	194,095	44,459	26,083	43,159	113,701
U.S. dollar	24,465	18,954	78,615	122,034	18,691	13,708	37,506	69,905
Euros	116	3	—	119	156	3	—	159
Brazilian real	13,694	13,359	31,842	58,895	7,288	7,688	2,718	17,694
Mexican pesos	1,805	67	—	1,872	2,338	39	—	2,377
Other currencies	—	—	—	—	107	—	—	107
Chilean pesos	1,258	337	—	1,595	10,875	459	—	11,334
U.F.	4,090	3,686	1,804	9,580	5,004	4,186	2,935	12,125
Non-current payable	2,376	—	—	2,376	2,272	—	—	2,272
Brazilian real	2,376	—	—	2,376	2,272	—	—	2,272

Other long-term provisions	31,512	—	—	31,512	29,549	—	—	29,549
Brazilian real	6,052	—	—	6,052	3,489	—	—	3,489
Argentine pesos	25,460	—	—	25,460	26,060	—	—	26,060

Deferred tax liabilities	1,136,281	95,929	612,968	1,845,178	1,067,067	23,521	657,217	1,747,805
U.S. dollar	1,104,179	94,249	548,426	1,746,854	1,007,289	—	657,217	1,664,506
Brazilian real	26,341	1,680	64,542	92,563	54,116	23,521	—	77,637
Mexican pesos	5,761	—	—	5,761	5,662	—	—	5,662

Non-current provisions for employee benefits	64,463	7,810	—	72,273	67,951	—	16	67,967
Mexican pesos	957	—	—	957	826	—	16	842
Chilean pesos	63,506	7,810	—	71,316	67,125	—	—	67,125

Other non-current non-financial liabilities	46,552	21,807	2,952	71,311	33,511	29,204	14,291	77,006
Brazilian real	46,529	21,807	2,952	71,288	33,487	29,204	14,291	76,982
Argentine pesos	11	—	—	11	14	—	—	14
Chilean pesos	12	—	—	12	10	—	—	10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
ODD Industries SpA	Chile	Chilean pesos

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January – September		July – September
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Arauco do Brasil S.A.	38,607	(16,320)	3,131	(31,040)
Arauco Forest Brasil S.A.	2,032	(14,267)	(11,418)	(26,607)
Sonae Arauco S.A.	(28,451))	(11,373)	(12,715)	(4,724)
Arauco Florestal Arapoti S.A.	1,503	(3,117)	(2,148)	(5,930)
Arauco Industria México S.A. de C.V.	2,092	(4,552)	(83)	(6,246)
Arauco Canada Ltd.	(18,452)	106	(18,091)	(4,437)
Others	(3,468)	(3,396)	(3,015)	(3,453)

Total reserve of exchange differences on translation	(6,137)	(52,919)	(44,339)	(82,437)

Effect of foreign exchange rates changes

	January – September		July – September
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(2,813)	7,569	(4,969)	12,857

Reserve of exchange differences on translation (with non-controlling interests)	(6,466)	(59,248)	(44,646)	(83,984)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and expansion of Planta Arauco (MAPA).

	January – September		July – September
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.34%	4.41%	4.34%	4.45%
Amount of the interest cost capitalized, property, plant and equipment	86,796	54,788	29,236	22,521

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces interim consolidated financial Statements for Public Use

Empresas Copec S.A.

Key Management Personnel Compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest			% Ownership interest
				09-30-2022			12-31-2021
				Direct	Indirect	Total	Direct	Indirect	Total
77.630.615-0	Agrĺcola Cruz de Piedra SpA (2)	Chile	U.S. Dollar	—	98.5867	98.5867	—	—	—
77.630.621-5	Agrĺcola Ranquillón SpA (2)	Chile	U.S. Dollar	—	98.5867	98.5867	—	—	—
77.630.618-5	Agrĺcola San Carlos SpA (2)	Chile	U.S. Dollar	—	99.9484	99.9484	—	—	—
77.630.623-1	Agrĺcola Santa Emilia SpA (2)	Chile	U.S. Dollar	—	99.9484	99.9484	—	—	—
77.630.625-8	Agrĺcola Santa Isabel SpA (2)	Chile	U.S. Dollar	—	99.9484	99.9484	—	—	—
77.630.626-6	Agrĺcola Siberia SpA (2)	Chile	U.S. Dollar	—	98.5867	98.5867	—	—	—
77.630.629-0	Agrĺcola Trupán SpA (2)	Chile	U.S. Dollar	—	98.5867	98.5867	—	—	—
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9707	90.0093	99.9800	9.9707	90.0093	99.9800
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96.547.510-9	Arauco Bioenergĺa S.A.	Chile	U.S. Dollar	98.0000	1.9990	99.9990	98.0000	1.9990	99.9990
-	Arauco Canada Ltd.	Canada	Canadian Dollar	—	99.9993	99.9993	—	99.9990	99.9990
-	Arauco Celulose do Brasil S.A. (1)	Brazil	Brazilian Real	—	99.9891	99.9891	—	—	—
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5203	99.9981	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Holanda	U.S. Dollar	0.5215	99.4775	99.9990	0.5215	99.4775	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	8.6379	91.3612	99.9991	10.0809	89.9182	99.9991
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99.9993	99.9993	—	99.9990	99.9990
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc.	United States	U.S. Dollar	0.0001	99.9992	99.9993	0.0001	99.9989	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	31.2261	68.7739	100.0000	—	—	—
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9988	99.9993	0.0005	99.9985	99.9990
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.3333	99.6660	99.9993	0.3333	99.6657	99.9990
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	56.8282	56.8282	—	56.4481	56.4481
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9987	99.9987	—	99.9985	99.9985
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5867	98.5867	—	98.5814	98.5814
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79.990.550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9800	99.9800	—	99.9800	99.9800
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	98.9993	0.9995	99.9988	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9990	99.9990
76.860.724-9	ODD Industries SpA.	Chile	Chilean Pesos	—	86.6144	86.6144	—	86.6151	86.6151
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96.637.330-K	Servicios Logĺsticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9993	99.9993	45.0000	54.9997	99.9997
-	Woodaffix, LLC.	United States	U.S. Dollar	—	99.9993	99.9993	—	—	—

(1)	This company was created on August 9, 2022.
(2)	These companies were created on August 24, 2022.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional currency
Eufores S.A.	Uruguay	U.S. dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20%, with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$ 160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these financial statements.

Key Management Personnel Compensation and Redundancy Benefits

	January - September		July - September
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	63,713	58,401	20,836	18,701
Per diem compensation to members of the Board of Directors	1,756	1,834	567	592
Termination benefits	7,585	2,234	6,592	239
Total	73,054	62,469	27,995	19,532

Related Party Receivables, Current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	1	12
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,157	2,510
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	18	72
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	—	—	651
CMPC Tissue S.A.	96.529.310-8	Common stockholder	Chile	Chilean pesos	—	—	383
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	821	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	213	165
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	48	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate of Subsidiary	Chile	U.S. dollar	—	152	—
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	May-10-23	335	402
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Apr-27-23	332	382
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Oct-28-23	229	252
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Jul-31-23	547	570
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Feb-15-23	1,043	—
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Jun-15-23	1,178	—
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Oct-01-23	833	—
E2E S.A.	76.218.856-2	Joint venture	Chile	Chilean pesos	30 days	95	160

TOTAL						8,002	5,559

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	2,848	1,682
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	40	181
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	—	—	465
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	—	4
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	—	—	12
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	—	229
Vía Limpia SpA.	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	1	—
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	—	—	3
Sonae Arauco Portugal S.A.	—	Subsidiary of joint venture	Portugal	U.S. dollar	—	2	1

TOTAL						2,891	2,577

Related Party Transactions

Purchases

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,460	2,644
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	69,150	75,166
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Transport, stowage and port services	3,024	8,518
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	30,391	42,318
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	—	433
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	658	778
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	Telephone services	99	214
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	340	386
Colbún Transmisión S.A.	76.218.856-2	Common stockholder	Chile	Chilean pesos	Electrical Power	77	514
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	763	1,238
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	184	222

Sales and other transactions

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	116	256
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	17,292	21,891
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	—	7,329
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	251	139
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	Wood and chips	523	9,027
CMPC Tissue S.A.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	—	1,127
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	359	56
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Borrowing	3,429	1,125
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	209	355

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

Arauco determined it necessary to reorganize its activity in the wood product segment by centralizing its investments in the wood market in an entity that allows a common direction and control. This is the reason why, on May 23, 2022, the company Arauco Wood Limited was created. Such international parent entity was incorporated in the United Kingdom, a country which is considered and valued as one of the main investment platforms and center global financial system, and known for its institutional stability.

On June 20, 2022, Arauco, through its subsidiary Inversiones Arauco International Ltda. and the parent of the group, Celulosa Arauco y Constitución S.A., contributed their subsidiaries from the wood segment to the new company Arauco Wood Limited. These contributions were for a total amount of ThU.S.$ 1,895,877. This operation did not generate an effect for income purposes.

With this reorganization, Arauco intends to achieve a more efficient international structure in a first-class financial center, thus generating an attractive investment focus for potential new investors or other market players. This centralization of the wood product segment will also allow a better and more efficient management, enhancing its investments with a solid structure and greater projections of profitability, growth and sustainability.

In October 2021, Arauco Participações Florestais Ltda. was incorporated in Brazil with a capital of MR$ 1.

In October 2021, Woodaffix, LLC. was incorporated in United States for the commercialization of a specific TFL/Edgebanding.

On December 2, 2021, Arauco through its subsidiary Arauco Forest Brasil S.A. acquired all participation of Stora Enso Amsterdam B.V. for ThR$ 294,549 (equivalents to ThU.S.$ 52,516), it owned 20% of the total shares of Arauco Forestal Arapoti S.A., leaving Arauco with a total participation of 100%. Following IFRS 10, as Arauco previously had control over this investment and this operation is an acquisition from a minority shareholder, the difference resulting from the book values and the fair value of the paid was recognized directly in equity. This amount in equity at the end of 2021 was ThU.S.$ 35,880.

On March 10, 2021, Arauco through the subsidiary Forestal Arauco S.A. sold its total participation in the company Forestal Los Lagos SpA (ex S.A.) for ThU.S.$ 48,000. This operation generated a profit of ThU.S.$ 20,381 that is presented in other income.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of September 30, 2022 and as of December 31, 2021, there were no new investments in associates to report.

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 60,081	ThU.S.$ 55,873

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 262	ThU.S.$ 220

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 7	ThU.S.$ 7

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1

Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 29,959	ThU.S.$ 26,823

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
09-30-2022	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	5,192	9,145	1	12	14,351
Non-current	121,981	2,212	70,868	4	52	195,117
Total of associates	121,982	7,404	80,013	5	64	209,468

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	4,145	78	—	7	4,284
Non-current	—	1,947	18,795	4	28	20,774
Equity	121,928	1,312	61,140	1	29	184,410
Total of associates	121,982	7,404	80,013	5	64	209,468

09-30-2022
Income	—	2,894	10,183	—	—	13,077
Other income / expenses	8,402	(2,549)	(5,031)	(1)	—	821
Net profit or loss (continuing operations) of associates	8,402	345	5,152	(1)	—	13,898

Other comprehensive income	—	—	—	—	—	—
Comprehensive income	8,402	345	5,152	(1)	—	13,898
Dividends received	—	—	99	—	—	99

	Assets
12-31-2021	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	4,761	4,638	—	12	9,412
Non-current	113,580	2,773	69,602	6	52	186,013
Total of associates	113,581	7,534	74,240	6	64	195,425

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	55	4,297	1,292	—	7	5,651
Non-current	—	2,138	18,208	4	28	20,378
Equity	113,526	1,099	54,740	2	29	169,396
Total of associates	113,581	7,534	74,240	6	64	195,425

09-30-2021
Income	—	3,543	6,442	—	—	9,985
Other income / expenses	(2,606)	(3,108)	(3,166)	(1)	(2)	(8,883)
Net profit or loss (continuing operations) of associates	(2,606)	435	3,276	(1)	(2)	1,102

Other comprehensive income	—	—	—	—	—	—
Comprehensive income	(2,606)	435	3,276	(1)	(2)	1,102)
Dividends received	—	—	1,307	—	—	1,307

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Opening balance as of January 1	336,642	316,939
Changes
Investment in joint ventures, additions (*)	6,191	16,429
Disposals, investment in associates and joint ventures (**)	—	(3,197)
Share of profit (loss) in investment in associates	6,794	330
Share of profit (loss) in investment in joint ventures	34,721	31,056
Dividends received, Investments in associates	(33,775)	(3,288)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(30,676)	(20,167)
Other increase (decrease) in investment in associates and joint ventures	(602)	(1,460)
Total changes	(17,347)	19,703
Closing balance	319,295	336,642

(*)	During the year 2022, the main movement corresponds to:

-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno, for ThU.S.$ 6,072 for 2,134,300 shares.

During the year 2021, the main movement corresponds to:

-Maderas Arauco S.A. made a capital contribution between January and November to E2E S.A., for ThCLP$ 5,925,000 that in total is equivalent to ThU.S.$ 7,759.

-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno for ThU.S.$ 7,452 in November 2021 for 1,490,400 shares.

-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola El Paque for ThU.S.$ 873,978 on November 10, 2021, for 997,473 shares to ThU.S.$ 1,095.

(**) ThU.S.$ 3,197 account for the carrying amount of investment in Unilin Arauco Pisos Ltda., which was sold on January 12, 2021.

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	90,310	82,924
Carrying amount of investments in joint ventures accounted for using equity method	228,985	253,718
Total investment accounted for using equity method	319,295	336,642

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On April 27, 2022, Arauco, through its subsidiary Arauco Bioenergía S.A., made a capital contribution to Parque Eólico Ovejera Sur SpA for ThCLP$ 100,000 (equivalent to ThU.S.$ 118).

On October 13, 2021, Arauco, through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. On November 17, 2021, it was agreed to increase the capital to ThU.S.$ 23,884 (100%), wich was agreed to be paid within two years. In November 2021, April 2022 and June 2022, Forestal Arauco S.A. contributed all of the committed capital (50%) through the contribution of non-monetary assets.

On December 31, 2021, Arauco, through its subsidiary Forestal Arauco S.A., contributed property to Agrícola El Paque SpA for ThU.S.$ 931,460 (equivalent to ThU.S.$ 1,095) maintaining its participation of 50% of the total shares.

Between January and December of 2021, Arauco through its subsidiary Maderas Arauco S.A., contributed to E2E S.A. the amount of ThCLP$ 5,925,000 (equivalent to ThU.S.$ 7,759).

On January 12, 2021, Arauco, through its subsidiary Arauco do Brasil S.A., sold its total 50% participation in Unilin Arauco Pisos Ltda. This transaction generated a loss before taxes of ThU.S.$ 431.

As of September 30, 2022 and as of December 31, 2021, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2022		12-31-2021
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	462,304	141,696	384,960	162,106
Non-current	1,994,539	142,413	2,036,696	210,981
Equity	—	2,172,734	—	2,048,569
Total joint arrangement	2,456,843	2,456,843	2,421,656	2,421,656

Investment	1,086,367		1,024,285

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	788,289	640,992
Expenses	(474,815)	(419,420)
Joint arrangement net income (loss)	313,474	221,572

	09-30-2022		12-31-2021
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,159	1,895	23,068	2,502
Non-current	165,683	6,011	167,159	10,618
Equity	—	180,936	—	177,107
Total joint arrangement	188,842	188,842	190,227	190,227

Investment	90,468		88,554

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	2,374	10,362
Expenses	1,455	(7,315)
Joint arrangement net income (loss)	3,829	3,047

	09-30-2022		12-31-2021
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	161,303	224,666	133,384	189,643
Non-current	906,542	128,941	892,020	147,006
Equity	—	714,238	—	688,755
Total joint arrangement	1,067,845	1,067,845	1,025,404	1,025,404

Investment	357,119		344,378

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	188,377	177,971
Expenses	(163,444)	(150,643)
Joint arrangement net income (loss)	24,933	27,328

	09-30-2022		12-31-2021
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	27,526	119,151	6,712	101,698
Non-current	434,718	—	442,624	13,014
Equity	—	343,093	—	334,624
Total joint arrangement	462,244	462,244	449,336	449,336

Investment	171,547		167,312

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	15,611	13,606
Expenses	(7,143)	(9,209)
Joint arrangement net income (loss)	8,468	4,397

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	09-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	16,789	4,383	16,083	4,980
Non-current	38,684	4,811	38,056	4,913
Equity	—	46,279	—	44,246
Total joint arrangement	55,473	55,473	54,139	54,139

Investment	23,140		22,123

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	34,161	32,649
Expenses	(31,128)	(30,543)
Joint arrangement net income (loss)	3,033	2,106

Other comprehensive income	—	—
Comprehensive income	3,033	2,106
Dividends	500	594

	09-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	296,715	249,720	288,650	334,620
Non-current	613,766	296,285	699,984	247,006
Equity	—	364,476	—	407,008
Total joint arrangement	910,481	910,481	988,634	988,634

Net assets	159,218		176,864
Net asset adjustment (goodwill)	23,020		26,640
Investment	182,238		203,504

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	988,483	847,092
Expenses	(909,169)	(780,031)
Joint arrangement net income (loss)	79,314	67,061

Other comprehensive income	—	—
Comprehensive income	79,314	67,061
Dividends	33,176	—

	09-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,270	1,207	1,493	201
Non-current	15,537	4,489	15,455	4,162
Equity	—	11,111	—	12,585
Total joint arrangement	16,807	16,807	16,948	16,948

Investment	5,555		6,293

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	153	90
Joint arrangement net income (loss)	153	90

Other comprehensive income	—	—
Comprehensive income	153	90
Dividends	—	—

	09-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	62	167	157	86
Non-current	2,231	—	2,298	—
Equity	—	2,126	—	2,369
Total joint arrangement	2,293	2,293	2,455	2,455

Investment	1,063		1,185

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(11)	(15)
Joint arrangement net income (loss)	(11)	(15)

Other comprehensive income	—	—
Comprehensive income	(11)	(15)
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2022		12-31-2021
E2E S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,362	993	8,138	1,094
Non-current	19,617	8,685	28,357	3,078
Equity	—	17,301	—	32,323
Total joint arrangement	26,979	26,979	36,495	36,495

Investment	8,651		16,162

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	1,571	668
Expenses	(14,847)	(7,405)
Joint arrangement net income (loss)	(13,276)	(6,737)

Other comprehensive income	—	—
Comprehensive income	(13,276)	(6,737)
Dividends	—	—

	09-30-2022		12-31-2021
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	338	105	765	61
Non-current	4,876	1,959	4,929	2,125
Equity	—	3,150	—	3,508
Total joint arrangement	5,214	5,214	5,694	5,694

Investment	1,575		1,754

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	64	(62)
Joint arrangement net income (loss)	64	(62)

Other comprehensive income	—	—
Comprehensive income	64	(62)
Dividends	—	—

	09-30-2022		12-31-2021
Agrícola Fresno SpA	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	3,874	598	15,663	88
Non-current	30,207	6,422	10,485	2,225
Equity	—	27,061	—	23,835
Total joint arrangement	34,081	34,081	26,148	26,148

Investment	13,531		11,918

	09-30-2022	09-30-2021
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	91	—
Joint arrangement net income (loss)	91	—

Other comprehensive income	—	—
Comprehensive income	91	—
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia plant, which was recognized into impairment provisions of assets.

In the United States, impairment provisions associated with sold and recovered from property, plant and equipment were reversed for a total of ThU.S.$ 6,373 (equivalent to ThU.S.$ 10,911 in the 2021 period).

In addition, due to the modernization and expansion project of the Arauco mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of September 30, 2022, we recorded an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco mill (pulp segment) in an amount of ThU.S.$ 101,069 (was the same amount as of December 31, 2021). For this calculation, we used a discount rate of 6.1%. The Line 1 of the Arauco mill was closed in January 2022 and the MAPA Project is expected to start in the last quarter of 2022.

All impairment provision charges are presented in the interim consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

Changes in CGU impairment provision	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance	214,042	218,764
Impairment loss recognized in profit or loss	1,119	21,275
Reversal of impairment loss recognized in profit or loss	(7,608)	(21,858)
Increase (decrease) in foreign exchange	1,160	(4,139)
Closing balance	208,713	214,042

Changes in provisions for impairment of property, plant and equipment due to technical obsolescence or loss to forest due to fires, are shown below:

Changes in impairment provision from impaired assets	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance	11,798	8,088
Impairment loss recognized in profit or loss	12,535	5,649
Reverse of impairment recognized loss in profit or loss	(6,089)	(2,112)
Increase (decrease) in foreign exchange	92	173
Closing balance	18,336	11,798

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 58,066 (ThU.S.$ 57,697 on December 31, 2021), as shown below:

Goodwill	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,651	40,802
Arauco do Brasil S.A. (Pien mill)	16,683	16,163
Arauco North America, Inc. (Prime-Line, Inc.)	732	732

Closing balance	58,066	57,697

Goodwill movement	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance at January 1	57,697	59,567
Increase (decrease) due to business combination	—	(685)
Increase (decrease) in foreign exchange	369	(1,185)
Closing balance	58,066	57,697

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Of the total of goodwill, ThU.S.$ 40,651 (ThU.S.$ 40,802 as of December 31, 2021) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$ 16,683 (ThU.S.$ 16,163 as of December 31, 2021).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of September 30, 2022 and 2021, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

Sensitivity analysis on discount rate was made and no impairment provision was determined.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 Chilean pesos (equal to ThU.S.$ 4,761 as of September 30, 2022). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 Chilean pesos (equal to ThU.S.$ 1,259 as of September 30, 2022), resulting in a total disputed amount as of October of 2002 of $3,362,265,453 Chilean pesos (equal to ThU.S.$ 3,501 as of as of September 30, 2022) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is pending in the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe and 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 5,792 as of September 30, 2022). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court. On September 15, 2022 the case was in agreement.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean pesos (equal to ThU.S.$ 599 as of September 30, 2022) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean pesos (equivalent to ThU.S.$ 11,653 as of September 30, 2022), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean pesos (equivalent to ThU.S.$ 5,207 as of September 30, 2022) for moral damages.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

On September 2, 2022, the company filed an abandonment incident of procedures, which is in processing procedure.

Through the resolution dated as of March 29, 2022, the court determined to reactivate the production of evidence, the resolutuion must be notified to both parties, together with the resolution that receives the case for evidence, which is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

2. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean pesos (equivalent to ThU.S.$ 3,630 as of September 30, 2022).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 Chilean pesos (equivalent to ThU.S.$ 439 as of September 30, 2022).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

Currently, while the discovery period is over, certain discovery proceedings remain pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

3. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes e Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

On June 7, 2022, the procedure was declared abandoned. Ruling was upheld in the Court of Appeals of Talca on August 12, 2022 (Rol N°1021-2022 part of the case N°809-2020).

On September 1, 2022, the Court of Constitución ordered compliance with the judgment issued. The case is now considered ended.

4. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean pesos (equivalent to ThU.S.$ 104 as of September 30, 2022).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On September 5, 2022, the Court of First Instance accepted the principal claim, convicting the principal defendant to pay ThU.S.$ 70,000 with the adjustments and interests, along with litigation costs. Moreover, it rejected the counterclaim as a subsidiary action.

The defendant was notified with the judgment of first instance and did not appeal against it. The judgement notification to Forestal Arauco SA. is still pending. Therefore, the case is still pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

5. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-323-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

On June 17, 2022, the procedure was declared abandoned. The plaintiff filed an appeal against such resolution, ruling was upheld in the Court of Appeals of Talca on August 24, 2022 (Rol N°1141-2022 part of the case N°1098-2020).

On September 13, 2022, the Court of Constitución ordered compliance with the judgment issued. The case is now considered ended.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Additionally, the Company has filed yearly forestry plans between years 2007 and 2020 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 2,940,618,000 Argentine pesos (ThU.S.$ 19,961 as of September 30, 2022) for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $435,952,315 Argentine pesos (ThU.S.$ 2,959 as of September 30, 2022) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25.080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level.

The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,457 as of September 30, 2022) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 5,928 as of September 30, 2022) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. We enter with a Tax Debt Cancellation Action and we are introducing a guarantee for the suspension of any collection an to obtain the Certificates of Tax Compliance until the final decision of the trial. Currently we are starting to produce expert evidence in the case.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 15,672 as of September 30, 2022) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco. Arauco appealed this ruling before the Court of Justice of the State. As of the date of this annual report a decision on such appeal remains pending.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

After the ruling, we were summoned and on March 2, 2022 we filed an appeal, and the other part was summoned to rule on our appeal and filed a request on April 11,2022, appealing to the judgement.

We are still awaiting the appealing in the Court of Paraná.

The next procedure is for the appeal to be sent to the Court, for distribution and follow up.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of September 30, 2022 as of December 31, 2021 are as follows:

	09-30-2022	12-31-2021
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	8,239	337
Provisions for litigations	331	337
Other short-term provisions	7,908	—
Long-term provisions, non-Current	31,512	29,549
Provisions for litigations	31,512	29,549
Total provisions	39,751	29,886

	09-30-2022
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	29,886	—	29,886
Changes in provisions
Additional provisions	9,937	7,908	17,845
Used provisions	(7,417)	—	(7,417)
Increase (decrease) in foreign exchange	(727)	—	(727)
Other increases (decreases)	164	—	164
Total changes	1,957	7,908	9,865
Closing balance	31,843	7,908	39,751

(*)	The increase in litigations is mainly made up of ThU.S.$ 9,914 (subsidiaries in Brazil) for civil and labor lawsuits.
(**)	The increase in Other Provisions corresponds to the dismantling L1.

	12-31-2021
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	30,836	—	30,836
Changes in provisions
Increase in existing provisions	8,592	—	8,592
Used provisions	(5,349)	—	(5,349)
Increase (decrease) in foreign exchange	(4,505)	—	(4,505)
Other increases (decreases)	312	—	312
Total changes	(950)	—	(950)
Closing balance	29,886	—	29,886

(*)

The increase in litigations is mainly made up of ThU.S.$ 8,543 (subsidiaries in Brazil) and ThU.S.$ 44 (Argentina) for civil and labor lawsuits. and ThU.S.$ 5 of CEPP and ZFPP in Uruguay for a lawsuit they maintain with suppliers.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	09-30-2022	12-31-2021
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	75,667	84,210
Intangible assets under development (IT programs)	4,620	4,881
Computer software	23,194	27,268
Water rights	5,821	5,684
Customer relationship	25,105	29,218
Other identifiable intangible assets	16,927	17,159

Classes of intangible assets, gross	224,821	223,654
Intangible assets under development (IT programs)	4,620	4,881
Computer software	117,654	114,602
Water rights	5,821	5,684
Customer relationship	74,624	75,726
Other identifiable intangible assets	22,102	22,761

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(149,154)	(139,444)
Accumulated amortization and impairment, intangible assets	(149,154)	(139,444)
Computer software	(94,460)	(87,334)
Customer relationship	(49,519)	(46,508)
Other identifiable intangible assets	(5,175)	(5,602)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2022
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance Changes	4,881	27,268	5,684	29,218	17,159	84,210
Additions	1,136	2,262	166	—	101	3,665
Disposals	(790)	—	(29)	—	(108)	(927)
Amortization	—	(7,342)	—	(3,562)	(250)	(11,154)
Increase (decrease) in foreign exchange	—	232	—	(551)	25	(294)
Other increases (decreases)	(607)	774	—	—	—	167
Changes total	(261)	(4,074)	137	(4,113)	(232)	(8,543)
Closing balance	4,620	23,194	5,821	25,105	16,927	75,667

	12-31-2021
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance Changes	2,665	31,877	5,684	35,092	26,772	102,090
Additions	2,929	3,265	—	—	557	6,751
Disposals	(1,121)	(647)	—	—	—	(1,768)
Amortization	—	(12,284)	—	(5,940)	(263)	(18,487)
Increase (decrease) in foreign exchange	—	451	—	65	(16)	500
Other increases (decreases)	408	4,606	—	1	(9,891)	(4,876)
Changes total	2,216	(4,609)	—	(5,874)	(9,613)	(17,880)
Closing balance	4,881	27,268	5,684	29,218	17,159	84,210

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the interim consolidated statements of profit or loss under the administrative expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of September 30, 2022 Arauco has a total surface of 1.6 million hectares of which 937 thousand hectares are used for forestry planting, 490 thousand hectares are native forest, 110 thousand hectares are used for other purposes and 104 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the period ended September 30, 2022, the production volume of logs totaled 15.6 million m3 (15.4 million m3 as of September 30, 2021).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income per function, which as of September 30, 2022 amounted to ThU.S.$ 193,969 (ThU.S.$ 124,531 as of September 30, 2021). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of September 30, 2022 amounted to ThU.S.$ 233,231 (ThU.S.$ 160,640 as of September 30, 2021).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 5.5% in Chile, 6.7% Brazil, 16.2% in Argentina and 8% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(128,888)
	-0.5	137,390
Margins (%)	10	461,490
	-10	(461,490)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the interim consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of September 30, 2022, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the current and non-current biological assets are as follows:

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current	362,301	329,586
Non-current	3,000,871	3,008,897
Total	3,363,172	3,338,483

Reconciliation of carrying amount of biological assets

	09-30-2022
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	6,264	82,172	88,436
Additions through acquisition	—	186,483	186,483
Sales	(310)	(8,180)	(8,490)
Harvest	(87,046)	—	(87,046)
Increases (decreases) in foreign exchange	(4,569)	4,674	105
Loss of forest due to fires	—	(10,046)	(10,046)
Transfers to non-current assets held for sale	—	4,962	4,962
Transfers from non-current to current	95,705	(95,705)	—
Other increases (decreases)	2,484	(16)	2,468
Changes in fair value	26,451	(90,198)	(63,747)
Gain (losses) arising from changes in fair value minus sale costs	7,572	186,397	193,969
Sales	104	(12,535)	(12,431)
Harvest	(247,415)	—	(247,415)
Loss of forest due to fires	—	(4,472)	(4,472)
Transfers to non-current assets held for sale	—	5,173	5,173
Transfers from non-current to current	265,080	(265,080)	—
Other increases (decreases)	1,110	319	1,429
Total changes	32,715	(8,026)	24,689
Closing balance	362,301	3,000,871	3,363,172

	12-31-2021
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	302,710	3,296,117	3,598,827
Changes in real incurred cost	656	(64,314)	(63,658)
Additions through acquisition	78	191,316	191,394
Sales	(105)	(72,963)	(73,068)
Harvest	(114,157)	—	(114,157)
Increases (decreases) in foreign exchange	(3,884)	(18,246)	(22,130)
Loss of forest due to fires	(3,398)	(13,455)	(16,853)
Transfers to non-current assets held for sale	—	(5,770)	(5,770)
Transfers from non-current to current	125,219	(125,219)	—
Decrease due to loss of control in subsidiary	(3,097)	(19,977)	(23,074)
Changes in fair value	26,220	(222,906)	(196,686)
Gain (losses) arising from changes in fair value minus sale costs	—	81,986	81,986
Sales	—	(20,297)	(20,297)
Harvest	(223,712)	—	(223,712)
Loss of forest due to fires	(1,164)	(19,898)	(21,062)
Transfers to non-current assets held for sale	—	(5,232)	(5,232)
Transfers from non-current to current	252,860	(252,860)	—
Decrease due to loss of control in subsidiary	(1,764)	(6,605)	(8,369)
Total changes	26,876	(287,220)	(260,344)
Closing balance	329,586	3,008,897	3,338,483

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

As of September 30, 2022 and as of December 31, 2021 Arauco has made and / or has committed the following disbursements in major environmental projects:

09-30-2022		Disbursements undertaken 2022				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	6,415	Assets	Property, plant and equipment	1,968	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	980	Assets	Property, plant and equipment	10,534	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	416	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	61	Assets	Property, plant and equipment	639	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	8,461	Expense	Operating cost	3,399	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	9,350	Expense	Operating cost	915	2022
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	114	Assets	Property, plant and equipment	174	2022
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	427	Assets	Property, plant and equipment	—	2022
Arauco Florestal Arapoti S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	531	Assets	Property, plant and equipment	225	2022
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,214	Assets	Property, plant and equipment	82	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	936	Expense	Operating cost	1,303	2022
Maderas Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	47	Assets	Property, plant and equipment	227	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	578	Expense	Operating cost	64	2022
Arauco North America, Inc	Expansion of solid industrial waste dumpsite for management of these in the future	In process	976	Assets	Property, plant and equipment	857	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	130	Assets	Property, plant and equipment	1,698	2022

		TOTAL	33,258			22,501

12-31-2021		Disbursements undertaken 2021				Committed disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,802	Assets	Property, plant and equipment	14,049	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	248	Assets	Property, plant and equipment	14	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	410	Assets	Property, plant and equipment	5,244	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	11,860	Expenses	Operating costs	—	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	10,367	Expenses	Operating costs	—	2022
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,856	Assets	Property, plant and equipment	590	2022
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	921	Assets	Property, plant and equipment	581	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	585	Expenses	Operating costs	—	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	423	Assets	Property, plant and equipment	66	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	618	Assets	Property, plant and equipment	6	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,280	Expenses	Administration expenses	504	2022
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	948	Assets	Property, plant and equipment	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	222	Assets	Property, plant and equipment	—	—
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	205	Assets	Property, plant and equipment	—	—
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	997	Assets	Property, plant and equipment	—	—

		TOTAL	50,742			21,054

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Land	306	2,306
Buildings	—	307
Forest	867	11,002
Roads	89	543
Total	1,262	14,158

As of September 30, 2022, in the line other income of the interim consolidated statements of profit or loss, the amount of ThU.S.$ 19,670 from the sale of properties whose operation began at the end of 2020 was shown, which was made to Consorcio led by BTG Pactual Timberland Investment Group LLC.

As of December 31, 2021, there was a profit of ThU.S.$ 229,866 from the sale of the largest part of the properties of the aforementioned operation. In the line other income of the interim consolidated statements of profit or loss, this profit was shown.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2022 and as of December 31, 2021, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments Thousands of dollars	09-30-2022		12-31-2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets at fair value through profit or loss (held for trading)	97,780	97,780	230,068	230,068
Mutual funds (1)	97,780	97,780	230,068	230,068
Financial assets at amortized cost	1,802,728	1,802,728	1,783,643	1,783,643
Cash and cash equivalents (amortized cost)	831,793	831,793	781,032	781,032
Cash	367,935	367,935	529,076	529,076
Time deposits	463,858	463,858	251,956	251,956
Accounts receivable (net)	931,835	931,835	994,261	994,261
Trade receivables	814,614	814,614	826,784	826,784
Lease receivable	10,463	10,463	27	27
Sundry debtors	18,136	18,136	32,542	32,542
Other receivables	39,122	39,122	48,531	48,531
Prepayments	49,500	49,500	86,377	86,377
Accounts receivable from related parties	8,002	8,002	5,559	5,559
Other financial assets (2)	31,098	31,098	2,791	2,791
Hedging assets	13,050	13,050	13,599	13,599

Financial liabilities at amortized cost (3)	6,203,786	5,599,714	6,324,599	6,121,418
Bonds issued denominated in U.S. dollars	3,401,251	2,780,310	3,392,010	3,161,062
Bonds issued denominated in U.F. (4)	995,141	1,002,952	1,034,023	1,024,721
Bank borrowings in U.S. dollars	385,135	379,271	454,652	463,308
Bank borrowings in other currencies	484,550	499,472	537,304	565,717
Lease liabilities	232,440	232,440	163,304	163,304
Trade and other payables	702,378	702,378	740,729	740,729
Accounts payable to related parties	2,891	2,891	2,577	2,577
Financial liabilities at fair value through profit or loss	154	154	133	133
Hedging liabilities	272,540	272,540	296,183	296,183

(1)

Although mutual funds are measured at fair value through profit or loss for purposes of the interim consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the interim consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of September 30, 2022 and as of December 31, 2021, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	09-30-2022	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Mutual Funds	97,780	97,780	—	—

Hedging assets	13,050	—	13,050	—

Financial liabilities at fair value through profit or loss	154	—	154	—

Hedging liabilities	272,540	—	272,540	—

	12-31-2021	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Mutual Funds	230,068	230,068	—	—

Hedging assets	13,599	—	13,599	—

Financial liabilities at fair value through profit or loss	133	—	133	—

Hedging liabilities	296,183	—	296,183	—

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Interest bearing borrowings, current (a)	368,706	388,809
Other current financial liabilities	330,940	339,441
Current lease liabilities	38,345	49,603
Current hedging liabilities + current financial liabilities through profit or loss	579	235
Interest bearing borrowings, non-current (b)	5,129,811	5,192,484
Other non-current financial liabilities	5,207,831	5,374,864
Non-current lease liabilities	194,095	113,701
Non-current hedging liabilities + non-current financial liabilities through profit or loss	272,115	296,081
Financial debt total (c)	5,498,517	5,581,293
Cash and cash equivalents	929,573	1,011,100
Other current financial assets	33,960	5,865
Total cash (d)	963,533	1,016,965
Net financial debt (e)	4,534,984	4,564,328
Equity attributable to parent company	8,336,884	7,810,733
Non-controlling interests	7,009	7,771
Total equity (f)	8,343,893	7,818,504
Debt to equity ratio (g)	0.54	0.58

(a)	Other current financial liabilities + current lease liabilities – (current hedging liabilities + current financial liabilities through profit or loss)
(b)	Other non-current financial liabilities + non-current lease liabilities – (non-current hedging liabilities + non-current financial liabilities through profit or loss)
(c)	Interest bearing borrowings, current + interest bearing borrowings, non-current
(d)	Cash and cash equivalents + other current financial assets
(e)	Total financial debt – total cash
(f)	Equity attributable to parent company + non-controlling interests
(g)	Net financial debt / total equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	5,538,771	5,714,305
Other current financial liabilities	330,940	339,441
Other non-current financial liabilities	5,207,831	5,374,864
Lease liabilities (b)	232,440	163,304
Current lease liabilities	38,345	49,603
Non-current lease liabilities	194,095	113,701
Financial liabilities at fair value through profit or loss	154	133
Hedging liabilities (c)	272,540	296,183
Swaps	271,615	295,782
Forward	925	401
Financial debt total (d)	5,498,517	5,581,293
Cash and cash equivalents	929,573	1,011,100
Total Cash (e)	929,573	1,011,100
Net financial debt (f)	4,568,944	4,570,193
Equity attributable to parent company	8,336,884	7,810,733
Non-controlling interests	7,009	7,771
Total equity (g)	8,343,893	7,818,504
Debt to equity ratio (h)	0.55	0.58

(a)	Other current financial liabilities + other non-current financial liabilities
(b)	Current lease liabilities + non-current lease liabilities
(c)	Swaps + forwards
(d)	Other financial liabilities + lease liabilities + financial liabilities at fair value through profit or loss + Hedging liabilities
(e)	Cash and cash equivalents + other current financial assets
(f)	Total financial debt – total cash
(g)	Equity attributable to parent company + non-controlling interests
(h)	Net financial debt / total equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the interim consolidated statements of financial position as of September 30, 2022 and as of December 31, 2021:

Thousands of dollars	09-30-2022
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	70,937	31,261	102,198	573,550	250,805	3,469,839	4,294,194	4,396,392
Bank borrowings	147,184	80,979	228,163	357,039	147,561	136,922	641,522	869,685
Swap and Forward	579	—	579	272,115	—	—	272,115	272,694

Total other financial liabilities (a)	218,700	112,240	330,940	1,202,704	398,366	3,606,761	5,207,831	5,538,771

Thousands of dollars	09-30-2022
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	13,276	25,069	38,345	45,428	36,406	112,261	194,095	232,440

Total lease liabilities (b)	13,276	25,069	38,345	45,428	36,406	112,261	194,095	232,440

Thousands of dollars	09-30-2022
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	672,427	27,575	700,002	2,376	—	—	2,376	702,378
Accounts payable to related companies	2,891	—	2,891	—	—	—	—	2,891

Total accounts payable (c)	675,318	27,575	702,893	2,376	—	—	2,376	705,269

Total financial liabilities (a) + (b) + (c)	907,294	164,884	1,072,178	1,250,508	434,772	3,719,022	5,404,302	6,476,480

Thousands of dollars	12-31-2021
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	61,257	90,371	574,850	257,362	3,503,450	4,335,662	4,426,033
Bank borrowings	29,658	219,177	248,835	227,008	325,244	190,869	743,121	991,956
Swap and Forward	235	—	235	296,081	—	—	296,081	296,316

Total other financial liabilities (a)	59,007	280,434	339,441	1,097,939	582,606	3,694,319	5,374,864	5,714,305

Thousands of dollars	12-31-2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Total lease liabilities (b)	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Thousands of dollars	12-31-2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	729,082	9,375	738,457	2,272	—	—	2,272	740,729
Accounts payable to related companies	2,577	—	2,577	—	—	—	—	2,577

Total accounts payable (c)	731,659	9,375	741,034	2,272	—	—	2,272	743,306

Total financial liabilities (a) + (b) + (c)	803,870	326,208	1,130,078	1,144,670	608,689	3,737,478	5,490,837	6,620,915

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of September 30, 2022 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the interim consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other interim comprehensive income or the statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim consolidated statements of financial position as of September 30, 2022 and as of December 31, 2021, is presented below:

Financial instruments	09-30-2022 Fair value ThU.S.$	12-31-2021 Fair value ThU.S.$
Hedging assets	13,050	13,599
Derivatives (1)	13,050	13,599

Financial liabilities at fair value through profit or loss	(154)	(133)
Forward	(154)	(133)

Hedging liabilities	(272,540)	(296,183)
Derivatives (1)	(925)	(401)
Cross currency swaps (2)	(271,615)	(295,782)

(1)	Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of September 30, 2022 and as of December 31, 2021:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	09-30-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
F	Scotiabank – Chile	26,199,841	727,273	10-30-2014	04-30-2023	(2,411)	(2,141)
F	Scotiabank – Chile	26,167,117	727,273	10-30-2014	04-30-2023	(2,342)	(2,048)
F	BCI – Chile	26,250,017	727,273	10-30-2021	10-30-2029	(1,755)	(1,380)
F	BCI – Chile	25,651,064	727,273	10-30-2014	04-30-2023	(2,091)	(3,239)
F	Scotiabank – Chile	26,281,540	727,273	10-30-2021	10-30-2029	(1,468)	(2,450)
F	Santander – Chile	25,893,452	727,273	10-30-2014	04-30-2023	(1,951)	(1,550)
F	Banco de Chile – Chile	25,893,454	727,273	04-30-2019	10-30-2029	(2,819)	(4,203)
P	BCI – Chile	36,750,025	954,545	11-15-2021	11-15-2032	(2,455)	(5,077)
P	BCI – Chile	36,746,924	954,545	11-15-2021	11-15-2032	(1,374)	(3,749)
P	Scotiabank – Chile	40,484,993	954,545	11-15-2013	11-15-2023	(7,164)	(7,085)
P	Santander – Chile	39,854,865	954,545	11-15-2013	11-15-2023	(6,326)	(6,053)
P	Deutsche – U.K.	39,854,865	954,545	11-15-2013	11-15-2023	(6,475)	(6,304)
R	Santander – Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(24,699)	(24,743)
R	JP Morgan – U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(8,407)	(8,509)
R	Itau – Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(8,487)	(8,543)
S	Santander – Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	(24,482)	(36,758)
W	Goldman Sachs – N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(7,441)	(11,921)
W	Goldman Sachs – N.A.	40,537,926	1,000,000	10-10-2018	10-10-2028	(6,901)	(11,275)
W	Scotiabank – Chile	40,066,555	1,000,000	10-10-2018	10-10-2028	(7,358)	(11,807)
X	Santander – Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(23,392)	(50,527)
X	Santander – Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(19,282)	(41,802)

						(169,080)	(251,164)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	09-30-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
Santander – Chile	104,708,824	94,117,647	06-15-2021	12-15-2029	(20,401)	(8,476)
Banco de Chile – Chile	52,354,412	47,058,824	06-15-2021	12-15-2029	(10,238)	(4,484)
MUFG – N.A.	104,708,824	94,117,647	06-15-2021	12-15-2029	(20,408)	(9,000)
JP Morgan – N.A.	209,417,647	188,235,294	06-15-2021	12-15-2029	(41,280)	(18,154)
HSBC – N.A.	52,354,412	47,058,824	06-15-2021	12-15-2029	(10,208)	(4,504)

					(102,535)	(44,618)

Zero Cost Collars

Zero cost collar to cover the exposure to the Oil Brent.

Commodity	Institution	Volume	Unit	Starting date	Ending date	09-30-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
Brent	BNP Paribas – E.U.	220,000	bbl	08-01-2021	07-31-2021	—	3,737
Brent	Goldman Sachs – N.A.	220,000	bbl	08-01-2021	07-31-2021	—	3,798

						—	7,535

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of September 30, 2022 and as of December 31, 2021, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	09-30-2022 notional ThU.S.$	09-30-2022 fair value ThU.S.$	12-31-2021 notional ThU.S.$	12-31-2021 fair value ThU.S.$
UYUUSD	Santander-Uruguay	—	—	1,765	19
UYUUSD	HSBC-Uruguay	14,480	639	6,510	106
UYUUSD	Itaú-Uruguay	9,362	671	9,892	(91)
UYUUSD	Itaú-Uruguay	—	—	—	258
UYUUSD	Banco de la República Oriental de Uruguay	2,040	3	—	—
UYUUSD	HSBC – Uruguay	—	(52)	—	—
UYUUSD	Banco de la República Oriental de Uruguay	—	(3)	—	—
UYUUSD	Itaú – Uruguay	—	(11)	—	—
EURUSD	Itaú – Uruguay	973	(37)	—	—
EURUSD	Santander – Uruguay	3,094	(226)	—	—
EURUSD	Citibank U.K.	341	(12)	—	—

			972		292

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of September 30, 2022 and as of December 31, 2021, are detailed below:

Commodity	Institution	09-30-2022 notional ThU.S.$	09-30-2022 fair value ThU.S.$	12-31-2021 notional ThU.S.$	12-31-2021 fair value ThU.S.$
Fuel Oil N°6	JP Morgan – N.A.	6,440	1,101	8,491	1,963
Fuel Oil N°6	DNB Bank ASA	5,411	484	3,149	978
Fuel Oil N°6	JP Morgan – N.A.	—	(174)	—	(77)
Fuel Oil N°6	DNB Bank ASA	—	(410)	—	(57)

			1,001		2,807

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of September 30, 2022 and as of December 31, 2021 is shown below:

Exchange rate	Institution	Notional ThU.S.$	09-30-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
USD	DNB Bank ASA	8,440	141	(176)

			141	(176)

Note: The values and amounts indicated in the section 23.4.2 correspond to 50% of the total Uruguayan companies amounts, showing the participation that Arauco has in this companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. United States

Interest Rate Swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of September 30, 2022 and as of December 31, 2021 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	09-30-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	3,318	845
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	3,370	1,043
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	3,323	852

				10,011	2,740

23.4.4. Argentina

As of September 30, 2022 and as of December 31, 2021, Arauco through its subsidiary in Argentina maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	09-30-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
ARSUSD	Santander - Argentina	3,800	12-10-2021	01-31-2022	—	(65)
ARSUSD	BBVA - Argentina	3,800	12-10-2021	02-25-2022	—	(68)
ARSUSD	HSBC - Argentina	2,000	07-21-2022	10-31-2022	(14)	—
ARSUSD	HSBC - Argentina	2,000	08-31-2022	10-31-2022	(140)	—
					(154)	(133)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of September 30, 2022 and as of December 31, 2021, there are provisions for impairment for ThU.S.$ 8,729 and ThU.S.$ 8,792, respectively.

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Financial assets at amortized cost	1,802,728	1,783,643
Cash and cash equivalents (Mutual Funds not included)	831,793	781,032
Cash	367,935	529,076
Time deposits	463,858	251,956
Accounts receivables (net)	939,837	999,820
Trade receivables	814,614	826,784
Lease receivable	10,463	27
Sundry debtors	18,136	32,542
Other receivables	39,122	48,531
Prepayments	49,500	86,377
Accounts receivable from related parties	8,002	5,559
Other financial assets	31,098	2,791

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2022 and as of December 31, 2021, classified by currency is as follows:

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Cash and cash equivalents	929,573	1,011,100
U.S. dollars	587,927	703,232
Euro	6,492	5,755
Mexican pesos	35,377	20,467
Other currencies	227,014	277,441
Chilean pesos	72,763	4,205

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2022 and as of December 31, 2021:

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Trade and other current receivables	909,515	979,923

U.S. dollars	708,015	789,236
Euros	23,297	21,884
Mexican pesos	37,292	31,288
Other currencies	68,749	66,886
Chilean pesos	69,451	70,127
U.F.	2,711	502

Accounts receivable from related parties, current	8,002	5,559
U.S. dollars	152	—
Chilean pesos	7,850	5,559

Trade and other non-current receivables	22,320	14,338
U.S. dollars	11,425	11,806
Chilean pesos	2,884	2,492
U.F.	8,011	40

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial liabilities	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Total financial liabilities	6,476,480	6,620,915
Financial liabilities at fair value through profit or loss	154	133
Hedging liabilities	272,540	296,183
Financial liabilities at amortized cost	6,203,786	6,324,599

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2022 and as of December 31, 2021.

	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Bank borrowings - current portion	220,632	248,835
Bonds issued - current portion	102,198	90,371
Total	322,830	339,206

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		09-30-2022	12-31-2021	09-30-2022	12-31-2021
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		6,203,786	6,324,599	5,599,714	6,121,417
Bonds issued	U.S. dollar	3,401,251	3,392,010	2,780,310	3,161,062
Bonds issued	U.F.	995,141	1,034,023	1,002,952	1,024,721
Bank borrowings	U.S. dollar	385,135	454,652	379,271	463,308
Bank borrowings	Euro	417,516	509,540	499,472	565,717
Bank borrowings	Other currencies	67,034	27,764	—	—
Lease liabilities	U.F.	13,347	19,875	13,347	19,875
Lease liabilities	Chilean pesos	15,777	38,278	15,777	38,278
Lease liabilities	Mexican pesos	3,211	3,768	3,211	3,768
Lease liabilities	U.S. dollar	132,176	79,045	132,176	79,045
Lease liabilities	Euro	202	266	202	266
Lease liabilities	Other currencies	67,727	22,072	67,727	22,072
Trade and other payables	U.S. dollar	225,252	288,172	225,252	288,172
Trade and other payables	Euro	16,256	13,955	16,256	13,955
Trade and other payables	Mexican pesos	19,019	27,889	19,019	27,889
Trade and other payables	Other currencies	133,811	107,302	133,811	107,302
Trade and other payables	Chilean pesos	276,509	268,624	276,509	268,624
Trade and other payables	U.F.	31,531	34,787	31,531	34,787
Accounts payable to related parties	U.S. dollar	2	230	2	230
Accounts payable to related parties	Chilean pesos	2,889	2,347	2,889	2,347

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the interim consolidated statements of financial position as of September 30, 2022 and as of December 31, 2021 are as follows:

		09-30-2022 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	330,361	4,935,716	5,266,077
Lease liabilities	38,345	194,095	232,440
Trade and other payables	700,002	2,376	702,378
Accounts payable to related parties	2,891	—	2,891

Total financial liabilities at amortized cost	1,071,599	5,132,187	6,203,786

		12-31-2021 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	339,206	5,078,783	5,417,989
Lease liabilities	49,603	113,701	163,304
Trade and other payables	738,457	2,272	740,729
Accounts payable to related parties	2,577	—	2,577

Total financial liabilities at amortized cost	1,129,843	5,194,756	6,324,599

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January – September		July – September
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Opening balance	(136,859)	(37,007)	(26,380)	(79,752)
Gains (losses) on cash flow hedges, before tax
Reclassification adjustments on cash flow hedges, before tax	22,538	(289,844)	(62,567)	(207,875)
Income tax relating to cash flow hedges of other comprehensive income	98,542	143,874	25,995	122,279
Closing balance	8,361	20,879	9,206	10,245

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	09-30-2022 ThU.S.$	12-31-2021 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	995,141	1,034,023	N/R	✓
Syndicate borrowing - Grayling	258,410	270,214	✓	✓
Syndicate ECA - MAPA	417,516	509,540	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of September 30, 2022 and as of December 31, 2021, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2022, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2022 and as of December 31, 2021 is as follows:

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Equity	8,343,893	7,818,504
Bank borrowings	869,685	991,956
Lease liabilities	232,440	163,304
Bonds issued	4,396,392	4,426,033

Capitalization	13,842,410	13,399,797

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	09-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current receivables
Trade receivables	814,580	826,750
Lease receivable	1,947	27
Sundry de btors	7,557	21,646
Other receivables	37,300	46,394
Prepayments	48,131	85,106
Net subtotal	909,515	979,923

Trade receivables	819,998	832,612
Lease receivable	1,947	27
Sundry debtors	7,643	21,732
Other receivables	38,503	47,198
Prepayments	48,131	85,106
Gross subtotal	916,222	986,675

Provision for doubtful trade receivables	5,418	5,862
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	86	86
Provision for doubtful other receivables	1,203	804
Subtotal bad bebt	6,707	6,752

Non-current receivables

Trade receivables	34	34
Lease receivable	8,516	—
Sundry debtors	10,579	10,896
Other receivables	1,822	2,137
Prepayments	1,369	1,271
Net subtotal	22,320	14,338

Trade receivables	2,056	2,074
Lease receivable	8,516	—
Sundry debtors	10,579	10,896
Other receivables	1,822	2,137
Prepayments	1,369	1,271
Gross subtotal	24,342	16,378

Provision for doubtful trade receivables	2,022	2,040
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	—	—
Provision for doubtful other receivables	—	—
Subtotal bad debt	2,022	2,040

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2022, Arauco’s balance for commercial debtors was ThU.S.$ 822,054 of which, according to the agreed sales conditions, 59.30% corresponded to sales on credit (open account), 39.91% to sales with letters of credit and 0.79% to other types of sales. The client with the largest Open Account debt represented 1.65% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

September 30, 2022
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,698	595	72	49	48	32	32	21	13	85	2,645
ThU.S.$	782,816	28,246	2,464	484	412	276	227	161	145	6,823	822,054
%	95.23%	3.44%	0.30%	0.06%	0.05%	0.03%	0.03%	0.02%	0.02%	0.82%	100%

December 31, 2021

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,710	676	100	53	30	49	2	2	1	67	2,690
ThU.S.$	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
%	94.85%	4.31%	0.12%	0.04%	0.01%	0.00%	0.00%	0.00%	0.00%	0.67%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

September 30, 2022:

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	327,614	487	—	—	—	—	—	—	—	—	328,101
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	453,559	25,455	2,377	461	411	276	227	161	145	4,411	487,483
Loss allowance provision	1,895	—	70	46	38	27	22	146	145	2,634	5,023
Expected loss rate	0.42%	0.00%	2.94%	9.98%	9.25%	9.78%	9.69%	90.68%	100.00%	59.71%

Others	1,643	2,304	87	23	1	—	—	—	—	2,412	6,470
Loss allowance provision	—	—	1	3	1	—	1	—	—	2,412	2,418
Expected loss rate	0.00%	0.00%	1.15%	13.04%	100.00%	0.00%	0.00%	0.00%	0.00%	100.00%

Total trade receivables (ThU.S.$)	782,816	28,246	2,464	484	412	276	227	161	145	6,823	822,054
Total allowance for doubtful accounts (ThU.S.$)	1,895	—	71	49	39	27	23	146	145	5,046	7,441

December 31, 2021:

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	372,687	3,076	41	—	—	—	—	—	—	—	375,804
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	408,723	29,705	686	50	87	13	1	—	—	5,406	444,671
Loss allowance provision	2,313	—	21	5	9	1	—	—	—	5,406	7,755
Expected loss rate	0.57%	0.00%	3.06%	10.00%	10.34%	7.69%	0.00%	0.00%	0.00%	100.00%

Others	10,319	3,230	238	311	—	—	—	2	1	110	14,211
Loss allowance provision	—	—	2	32	—	—	—	2	1	110	147
Expected loss rate	0.00%	0.00%	0.84%	10.29%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%

Total trade receivables (ThU.S.$)	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
Total allowance for doubtful accounts (ThU.S.$)	2,313	—	23	37	9	1	—	2	1	5,516	7,902

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of September 30, 2022 and as of December 31, 2021:

	09-30-2022	12-30-2021
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	8,792	8,000
Increase in loan loss allowance recognized in profit or loss during the year	1,449	2,229
Receivables written off during the year as uncollectible	(33)	(216)
Unused amount reversed	(1,479)	(1,221)
Closing balance	8,729	8,792

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa3 rating, as per risk rating companies Moody’s).

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 109,564, effective as of September 30, 2022, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	6,665	6.1%
Standby	11,008	10.0%
Promissory notes	75,270	68.7%
Finance	3,400	3.1%
Mortgage	1,480	1.4%
Pledge	108	0.1%
Loan agreement	11,633	10.6%

Total guarantees	109,564	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 97.8% and, therefore, Arauco’s portfolio exposure amounts to 2.2%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	543,951	100.00%
Secured receivables (*)	532,048	97.81%
Unsecured receivables	11,903	2.19%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2022 and as of December 31, 2021. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

September 2022				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	—	68,944	61,748	61,072	60,458	59,851	146,944	68,944	390,073	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	—	2,212	—	—	—	—	—	2,212	—	3.84%	2.05% + libor 6m
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco BBVA	18,376	—	—	—	—	—	—	18,376	—	1.40%	Fixed 1.4%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	—	8,812	—	—	—	—	—	8,812	—	3.84%	2.05% + libor 6m
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Finnish Export Credit	—	24,459	—	—	—	—	—	24,459	—	3.20%	3.20%
—	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	26,535	—	—	—	—	—	—	26,535	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	554	—	—	—	—	—	—	554	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	3,670	—	—	—	—	—	—	3,670	—	1.40%	Fixed 1.4%
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	7,552	—	—	—	—	—	—	7,552	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollar	Banco Itaú	5,069	—	—	—	—	—	—	5,069	—	2.78%	Fixed 2.78%
—	Eufores S.A.	U.S. dollar	Santander	21,131	—	—	—	—	—	—	21,131	—	2.70%	Fixed 2.7%
—	Eufores S.A.	U.S. dollar	Scotiabank	10,113	—	—	—	—	—	—	10,113	—	2.30%	Fixed 2.3%
—	Arauco Forest Brasil S.A.	U.S. dollar	Banco Bndes Subcrédito C	12	—	—	—	—	—	—	12	—	4.97%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	—	5,418	5,391	17,355	15,520	13,698	—	5,418	51,964	15.30%	CDI + 1.65%
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Banco Safra S.A.	1,951	2,049	8,638	12,315	10,948	4,971	—	4,000	36,872	15.20%	CDI + 1.55%
—	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca – NY Branch	22,625	22,137	238,007	—	—	—	—	44,762	238,007	4.23%	1.65% + libor 6m

			Total	117,588	134,031	313,784	90,742	86,926	78,520	146,944	251,619	716,916

September 2022				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	10,666	10,495	20,479	19,797	19,115	18,433	43,099	21,161	120,923	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,266	4,198	8,192	7,919	7,646	7,373	17,240	8,464	48,370	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	11,480	11,320	22,158	21,516	20,873	20,231	99,790	22,800	184,568	3.95%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,183	3,183	6,365	6,365	6,365	6,365	229,304	6,366	254,764	3.56%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,128	2,128	4,256	4,256	4,256	180,512	—	4,256	193,280	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,118	1,118	2,236	2,236	2,236	2,236	110,384	2,236	119,328	2.11%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	2,631	2,631	5,263	5,263	5,263	5,263	283,056	5,262	304,108	2.68%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	—	22,500	522,500	—	—	—	—	22,500	522,500	4.51%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	9,688	9,688	19,375	19,375	19,375	19,375	500,000	19,376	577,500	3.89%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	851,000	22,000	939,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	10,625	10,625	21,250	21,250	21,250	21,250	542,500	21,250	627,500	4.26%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,105,000	27,500	1,215,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	—	21,000	21,000	21,000	21,000	21,000	552,500	21,000	636,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	—	25,750	25,750	25,750	25,750	25,750	1,079,375	25,750	1,182,375	5.16%	5.15%

			Total	80,535	149,386	728,324	204,227	202,629	377,288	5,413,248	229,921	6,925,716

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

September 2022				Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	344	764	559	378	300	30	—	1,108	1,267
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	300	240	1,260
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	396	—	—	—	—	—	—	396	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	376	252	271	182	602	—	—	628	1,055
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	86	210	107	107	342	—	—	296	556
—	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	131	345	460	157	—	—	—	476	617
—	Arauco Argentina S.A.	U.S. dollar	IT equipment	6	15	—	—	—	—	—	21	—
—	Arauco Argentina S.A.	U.S. dollar	plants and equipments	360	752	919	—	—	—	—	1,112	919
—	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	1,176	1,214	1,125	—	—	—	—	2,390	1,125
—	Arauco Florestal Novo Oeste	Brazilian real	Motor vehicles	5	8	—	—	—	—	—	13	—
—	Arauco Florestal Novo Oeste	Brazilian real	Buildings and constructions	1	4	—	—	—	—	—	5	—
—	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	24	—	—	—	—	—	33	—
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	7	13	16	14	—	—	—	20	30
—	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	10	29	19	—	—	—	—	39	19
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	2	1	—	—	—	—	—	3	—
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	523	3,536	4,713	4,713	4,348	4,321	—	4,059	18,095
—	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	142	405	254	—	—	—	—	547	254
—	Arauco Florestal Arapoti S.A.	Brazilian real	IT equipment	1	—	—	—	—	—	—	1	—
—	Arauco Florestal Arapoti S.A.	Brazilian real	Motor vehicles	89	153	44	1	—	—	—	242	45
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	50	151	101	—	—	—	—	201	101
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	—	—	—	—	—	—	—	—	—
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	26	54	31	—	—	—	—	80	31
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	50	32	6	—	—	—	—	82	6
—	Arauco Celulose do Brasil S.A.	Brazilian real	Motor vehicles	1,558	1,558	1,558	1,558	1,558	1,558	15,580	3,116	21,812
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Motor vehicles	139	386	215	1	—	—	—	525	216
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	—	2,298	2,298	2,298	2,298	2,298	22,976	2,298	32,168
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	17	51	17	—	—	—	—	68	17
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	369	1,107	1,476	1,476	1,476	1,476	1,845	1,476	7,749
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	125	230	143	87	35	1	—	355	266
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	14	14	—	—	—	—	—	28	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollar	Plants and equipments	996	2,998	4,008	4,022	4,037	4,051	61,540	3,994	77,658
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	3,742	4,946	240	—	—	—	—	8,688	240
—	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	2	8	1,540	1,708	1,893	570	1,235	10	6,946
—	Arauco North America, Inc.	U.S. dollar	Motor vehicles	2	5	947	533	125	9	—	7	1,614
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	228	684	832	593	593	593	6,702	912	9,313
—	Eufores S.A.	U.S. dollar	Lands	1,074	3,159	7,031	6,629	6,137	5,701	40,389	4,233	65,887
—	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	1,222	1,222	306	1,223	5,194
—	Eufores S.A.	U.S. dollar	Buildings and constructions	70	128	78	—	—	—	—	198	78
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,055	3,471	853	—	—	—	—	5,526	853
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	68	83	30	6	3	—	—	151	39
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	6	18	18	12	3	—	—	24	33
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	16	50	66	33	—	—	—	66	99
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	383	964	1,158	305	—	—	—	1,347	1,463
—	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	28	87	21	—	—	—	—	115	21
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	—	26	68	74	26	—	—	26	168
—	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	—	184	—	—	—	—	—	184	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	40	—	—	—	—	—	40	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	1	5	5	—	—	—	1	10
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	5	22	24	16	2	—	5	64
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	—	27	81	88	28	—	—	27	197
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	14	14	—	—	—	—	—	28	—
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	16	8	—	—	—	—	24	8

			Total	15,070	31,617	32,800	26,466	25,282	22,072	150,873	46,687	257,493

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	74,577	73,840	73,129	72,358	71,631	210,478	74,577	501,433	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	1,089	1,078	2,121	—	—	—	—	2,167	2,121	2.20%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco BBVA	—	18,340	—	—	—	—	—	18,340	—	1.00%	Fixed 1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	4,406	4,359	8,579	—	—	—	—	8,765	8,579	2.20%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Finnish Export Credit	24,827	24,442	24,065	—	—	—	—	49,269	24,065	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	DnB Nor	136	102	102	—	—	—	—	238	102	0.00%	0.00%
—	Eufores S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	26,532	—	—	—	—	—	26,532	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollars	Citibank	—	2,512	—	—	—	—	—	2,512	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	ITAU	—	12,562	—	—	—	—	—	12,562	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	Scotiabank	—	5,025	—	—	—	—	—	5,025	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	Santander	—	27,135	—	—	—	—	—	27,135	—	1.00%	Fixed 1.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Votorantim	—	226	—	—	—	—	—	226	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Votorantim	—	201	—	—	—	—	—	201	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito A	32	62	—	—	—	—	—	94	—	8.23%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito B	19	37	—	—	—	—	—	56	—	9.23%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. dollars	Banco Bndes Subcrédito C	38	86	—	—	—	—	—	123	—	5.72%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito D	22	42	—	—	—	—	—	64	—	10.43%	TJLP +5.11%
—	Mahal Emprendimientos e participações S.A.	Brazilian real	Banco Safra S.A.	—	2,776	2,800	11,540	10,587	9,655	—	2,776	34,583	10.70%	CDI +1.55%
	Arauco North America, Inc.	U.S. dollars	Banco Itau Corpbanca – NY Branch	—	35,293	34,688	212,123	—	—	—	35,293	246,811	1.99%	Libor 6M +1.65%

			Total	30,569	235,941	146,195	296,792	82,945	81,286	210,478	266,509	817,694

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	22,113	21,412	20,710	20,009	19,308	53,713	22,113	135,153	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	8,845	8,565	8,284	8,004	7,723	21,486	8,845	54,061	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	23,778	23,118	22,457	21,797	21,136	112,945	23,778	201,453	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,546	6,546	6,546	6,546	6,546	239,090	6,546	265,274	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,377	4,377	4,377	4,377	187,827	—	4,377	200,958	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,299	2,299	2,299	2,299	2,299	114,669	2,299	123,865	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,412	5,412	5,412	5,412	5,412	293,802	5,412	315,450	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2024	11,250	11,250	22,500	522,500	—	—	—	22,500	545,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	509,688	19,375	587,188	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	862,000	22,000	950,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	553,125	21,250	638,125	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,118,750	27,500	1,228,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	573,500	21,000	657,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,105,125	25,750	1,208,125	5.15%	5.15%

			Total	34,625	198,120	231,104	729,460	205,319	387,126	5,557,893	232,745	7,110,902

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	420	996	948	511	387	239	4	1,416	2,089
85.805.200-9	Forestal Arauco S.A.	U.S. dollars	Lands	60	180	240	240	240	240	480	240	1,440
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipment	550	633	—	—	—	—	—	1,183	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipment	32	96	64	—	—	—	—	128	64
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	1,050	2,177	371	250	177	572	—	3,227	1,370
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	91	132	122	122	122	359	—	223	725
—	Arauco Argentina S.A.	U.S. dollars	Buildings and constructions	51	48	—	—	—	—	—	99	—
—	Arauco Argentina S.A.	U.S. dollars	IT equipment	13	22	—	—	—	—	—	35	—
—	Arauco Argentina S.A.	U.S. dollars	Plants and equipment	347	1,040	1,002	668	—	—	—	1,387	1,670
—	Arauco Argentina S.A.	U.S. dollars	Motor vehicles	519	1,286	1,589	750	—	—	—	1,805	2,339
—	Arauco Industria de Paineis S.A.	Brazilian real	Other property, plant and equipment	3	4	—	—	—	—	—	7	—
—	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	27	24	—	—	—	—	36	24
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	13	24	1	—	—	—	—	37	1
—	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	110	54	—	—	—	—	—	164	—
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	5	10	1	—	—	—	—	15	1
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,038	3,113	4,149	4,149	4,149	4,149	2,768	4,151	19,364
—	Arauco Florestal Arapoti S.A.	Brazilian real	IT equipment	2	3	—	—	—	—	—	5	—
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	49	199	143	49	—	—	—	248	192
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	23	73	31	13	—	—	—	96	44
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	94	221	—	—	—	—	—	315	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	389	1,139	1,518	1,518	1,518	1,518	3,036	1,528	9,108
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	146	395	280	127	79	24	—	541	510
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	46	15	—	—	—	—	61	15
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,255	12,764	5,896	—	—	—	—	17,019	5,896
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollars	Motor vehicles	31	—	—	—	—	—	—	31	—
—	Arauco North America, Inc.	U.S. dollars	Buildings and constructions	271	864	1,194	1,325	1,468	1,318	1,775	1,135	7,080
—	Arauco North America, Inc.	U.S. dollars	Motor vehicles	40	204	128	113	—	—	—	244	241
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	9	—	—	—	—	—	—	9	—
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	14	43	86	33	—	—	—	57	119
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollars	Plants and equipment	148	445	593	593	593	593	7,147	593	9,519
—	Eufores S.A.	U.S. dollars	Lands	1,070	3,211	6,321	5,999	5,559	5,155	35,766	4,281	58,800
—	Eufores S.A.	U.S. dollars	Plants and equipment	306	917	1,223	1,223	1,222	1,222	1,221	1,223	6,111
—	Eufores S.A.	U.S. dollars	Buildings and constructions	70	210	158	49	—	—	—	280	207
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,795	7,925	4,915	—	—	—	—	10,720	4,915
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	85	224	94	25	5	2	—	309	126
	Arauco Colombia S.A.	U.S. dollars	Buildings and constructions	6	45	—	—	—	—	—	51	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	5	16	19	12	3	—	—	21	34
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	37	56	77	66	—	—	—	93	143
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	321	1,003	1,104	1,106	—	—	—	1,324	2,210
—	Araucomex S.A. de C.V.	U.S. dollars	Buildings and constructions	27	84	97	—	—	—	—	111	97
—	Arauco Industria de México, S.A. de C.V.	U.S. dollars	Plants and equipment	98	33	—	—	—	—	—	131	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	11	39	50	54	8			50	112
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	4	4	—	—	—	4	8
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	—	15	16	16	7	—	—	54
	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	—	1	105	79	86	28	—	1	298
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	17	46	15	—	—	—	—	63	15
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	25	19	5	—	—	—	33	24

			Total	14,654	40,076	32,611	19,099	15,632	15,426	52,197	54,730	134,965

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Regarding the Libor rate and its discontinuity, at the end of September 2022 Arauco maintains 4.86% of its total debt at said rate and it is not estimated that the effect of its elimination will be material. Additionally, Arauco maintains interest rate derivatives for 99.22% of its Libor rate based debt.

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 113 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2022, the total assets pledged as an indirect guarantee were MU.S.$ 289. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. Both borrowing agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	816	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	373	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	2,453	Ministry of Public Works (MOP)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	582	Illustrious municipality of Arauco
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	15,656	Sociedad Concesionaria Autopista Costa Arauco S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian real	28,356	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian real	36,992	Bank Safra S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian real	27,744	Bank Safra S.A.
		Total		112,972

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. dollar	34,211	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. dollar	255,000	Arauco North America, Inc.
		Total		289,211

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 0.91% (equivalent to ThU.S.$ -/+ 8,024), and +/- 0.06% of equity (equivalent to ThU.S.$ -/+ 4,814).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.58% (equivalent to ThU.S.$-/+$ 5,078) and a change on the equity of +/- 1.21% (equivalent to ThU.S. -/+$ 100,689).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2022, 1.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.03% (equivalent to ThU.S.$-/+ 240) and +/- 0.002% (equivalent to ThU.S.$-/+ 144) on equity.

	September 2022 ThU.S.$	Total
Fixed rate	5,420,946	98.6%
Bonds issued	4,396,392
Bank borrowings and others (*)	792,114
Lease liabilities	232,440
Variable rate	77,571	1.4%
Bonds issued	—
Bank borrowings	77,571
Total	5,498,517	100.0%

	December 2021 ThU.S.$	Total
Fixed rate	5,262,448	94.3%
Bonds issued	4,426,033
Bank borrowings and others (*)	673,111
Lease liabilities	163,304
Variable rate	318,845	5.7%
Bonds issued	—
Bank borrowings	318,845
Total	5,581,293	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2022, revenue due to pulp sales accounted for 41.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 16.77% (equivalent to ThU.S.$-/+ 147,912) on the income for the year after tax and +/- 1.06% (equivalent to ThU.S.$ -/+ 88,747) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on the needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 3.7 million tons per year. Pulp is sold in more than 38 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.6 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.2 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended September 30, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,186,210	3,242,455	—	—	5,428,665		5,428,665
Revenues from rendering of services	78,932	—	455	—	79,387		79,387

Revenues from ordinary activities	2,265,142	3,242,455	455	—	5,508,052		5,508,052
Revenues from transactions with reportable segments	393,046	16,448	39,571	—	449,065	(449,065)	—

Finance income	—	—	—	49,807	49,807		49,807
Finance costs	—	—	—	(135,901)	(135,901)		(135,901)
Net finance costs	—	—	—	(86,094)	(86,094)		(86,094)

Depreciation and amortizations	229,391	151,267	1,258	8,542	390,458		390,458
Other income	226,853	15,555	352	1,855	244,615		244,615
Other expenses	130,058	21,940	9	13,460	165,467		165,467

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	2,524	—	—	4,270	6,794		6,794
Joint ventures	—	39,657	—	(4,936)	34,721		34,721

Income tax expense	—	—	—	(222,213)	(222,213)		(222,213)

Profit (loss) of each reportable segment	533,567	814,776	(4,930)	(461,629)	881,784		881,784

Geographical information on revenues
Revenue – Chilean entities	1,512,724	1,424,996	455	—	2,938,175		2,938,175
Revenue – Foreign entities	752,418	1,817,459	—	—	2,569,877		2,569,877
Total revenues from ordinary activities	2,265,142	3,242,455	455	—	5,508,052		5,508,052

Period ended September 30, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,128,434	72,069	478	6,456	1,207,437	—	1,207,437
Acquisition and contribution of investments in associates and joint venture	—	—	—	132	132	—	132

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended September 30, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	12,936,232	3,067,205	18,405	1,446,571	17,468,413	(128,568)	17,339,845
Segment assets (excluding deferred tax assets)	12,936,232	3,067,205	18,405	1,438,085	17,459,927	(128,568)	17,331,359
Deferred tax assets				8,486	8,486		8,486
Investments accounted through equity method	29,959	—	—	60,351	90,310		90,310
Associates	29,959	—	—	60,351	90,310		90,310
Joint Ventures	—	182,238	—	46,747	228,985		228,985
Segment liabilities	944,355	568,445	16,309	7,466,843	8,995,952		8,995,952
Segment liabilities (excluding deferred tax liabilities)	944,355	568,445	16,309	5,621,665	7,150,774		7,150,774
Deferred tax liabilities				1,845,178	1,845,178		1,845,178

Geographical information on non-current assets
Chile	8,547,776	495,879	17,267	304,892	9,365,814	(11,210)	9,354,604
Foreign countries	2,811,958	1,186,662	—	(6,583)	3,992,037		3,992,037
Total non-current assets	11,359,734	1,682,541	17,267	298,309	13,357,851	(11,210)	13,346,641

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended September 30, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	1,976,132	2,559,185	—	—	4,535,317		4,535,317
Revenues from rendering of services	71,826	18	190	—	72,034		72,034

Revenues from ordinary activities	2,047,958	2,559,203	190	—	4,607,351		4,607,351
Revenues from transactions with reportable segments	372,187	23,669	28,275	—	424,131	(424,131)	—

Finance income	—	—	—	22,612	22,612		22,612
Finance costs	—	—	—	(170,443)	(170,443)		(170,443)
Net finance costs	—	—	—	(147,831)	(147,831)		(147,831)

Depreciation and amortizations	220,445	135,209	1,218	8,354	365,226		365,226
Other income	369,630	14,411	265	21,262	405,568		405,568
Other expenses	91,673	19,597	189	12,014	123,473		123,473

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	1,611	—	—	(1,222)	389		389
Joint ventures	—	33,487	—	(2,390)	31,097		31,097

Income tax expense	—	—	—	(335,106)	(335,106)		(335,106)

Profit (loss) of each reportable segment	756,012	636,517	(6,289)	(570,926)	815,314		815,314

Geographical information on revenues
Revenue – Chilean entities	1,407,682	670,237	190	—	2,078,109		2,078,109
Revenue – Foreign entities	640,276	1,888,966	—	—	2,529,242		2,529,242
Total revenues from ordinary activities	2,047,958	2,559,203	190	—	4,607,351		4,607,351

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended September 30, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,042,075	54,684	97	4,538	1,101,394	—	1,101,394
Acquisition and contribution of investments in associates and joint venture	—	—	—	4,833	4,833	—	4,833

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	12,236,794	3,021,804	19,350	1,487,952	16,765,900	(97,589)	16,668,311
Segment assets (excluding deferred tax assets)	12,236,794	3,021,804	19,350	1,480,315	16,758,263	(97,589)	16,660,674
Deferred tax assets				7,637	7,637		7,637
Investments accounted through equity method
Associates	26,823	—	—	56,101	82,924		82,924
Joint Ventures	—	203,504	—	50,214	253,718		253,718
Segment liabilities	725,397	480,521	11,010	7,632,879	8,849,807		8,849,807
Segment liabilities (excluding deferred tax liabilities)	725,397	480,521	11,010	5,885,074	7,102,002		7,102,002
Deferred tax liabilities				1,747,805	1,747,805		1,747,805

Geographical information on non-current assets
Chile	7,978,472	530,618	18,307	330,600	8,858,437	(9,304)	8,849,133
Foreign countries	2,671,205	1,200,693	—	23,236	3,895,134		3,895,134
Total non-current assets	10,650,117	1,731,311	18,307	353,836	12,753,571	(9,304)	12,744,267

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended September 30, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	852,795	716,123	8,463	(197,651)	1,379,730	—	1,379,730
Cash flows (used in) investing activities	(1,663,677)	(82,178)	(11,931)	657,425	(1,100,361)	—	(1,100,361)
Cash flows from (used in) financing activities	849,307	(17,198)	(116)	(1,157,947)	(325,954)	—	(325,954)
Net increase (decrease) in cash and cash equivalents	38,425	616,747	(3,584)	(698,173)	(46,585)	—	(46,585)

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended September 30, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	875,402	579,830	2,840	(63,047)	1,395,025	—	1,395,025
Cash flows (used in) investing activities	(950,697)	(58,840)	(468)	(1,793)	(1,011,798)	—	(1,011,798)
Cash flows from (used in) financing activities	(68,750)	(30,080)	(1,901)	(2,719)	(103,450)	—	(103,450)
Net increase (decrease) in cash and cash equivalents	(144,045)	313,506	(1,647)	1,592	279,777	—	279,777

Information required by geographic area:

	Geographical area
2022	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,882,860	435,011	500,459	1,012,641	429,147	168,547	5,428,665
Revenues from rendering of services	55,315	—	—	—	24,072	—	79,387

Revenues as of September 30, 2022	2,938,175	435,011	500,459	1,012,641	453,219	168,547	5,508,052

Non-current Assets at 09-30-2022 other than deferred tax	9,310,786	701,160	809,628	717,202	1,676,073	123,306	13,338,155

	Geographical area
2021	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,032,362	377,080	462,160	1,183,844	339,560	140,311	4,535,317
Revenues from rendering of services	45,747	—	—	—	26,270	17	72,034

Revenues as of September 30, 2021	2,078,109	377,080	462,160	1,183,844	365,830	140,328	4,607,351

Non-current Assets at 09-30-2021 other than deferred tax	8,842,910	688,698	642,578	735,846	1,698,320	125,995	12,734,347

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	09-30-2022	12-31-2021
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	71,728	56,949
Prepayment to amortize (insurance and others)	31,453	21,749
Recoverable taxes (related to purchases)	115,727	83,996
Other current non-financial assets	6,741	5,196
Total	225,649	167,890

	09-30-2022	12-31-2021
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	53,401	72,054
Guarantee values	3,699	3,296
Recoverable taxes	4,759	4,605
Other non-current non-financial assets	10,289	8,594
Total	72,148	88,549

	09-30-2022	12-31-2021
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	369,020	125,657
ICMS, PIS-COFINS and other tax payables - Brazil	27,072	24,590
Other tax payable	25,890	17,618
Other Current non-financial liabilities	6,735	5,789
Total	428,717	173,654

(1)	Correspond mainly to the minimum dividend provision of the parent company (see Note 25).

	09-30-2022	12-31-2021
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	68,484	74,780
Other non-current non-financial liabilities	2,827	2,226
Total	71,311	77,006

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In 2021, Arauco updated the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA.

As of December 31, 2021 Arauco in the Financial Statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 125,012. As of November 5, 2021 Arauco paid ThU.S.$ 271,000 decreasing the minimum dividend provision.

In consideration of the profits obtained by the Company during the year 2021, in the Extraordinary Shareholders’ Meeting held on October 12, 2021, it was agreed the distribution of a definitive dividend (eventual dividend) with charge on the fund of retain profits. Generating a provision for ThU.S.$ 200,000, it was paid from October 25, 2021.

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay interim dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Considering the change in the dividend policy described above, the final dividend paid for the year 2021 increased by ThU.S.$ 67,121 compared to the provision as of December 31, 2021.

The following table details the adjustments made for the determination of distributable net profit as of September 30, 2022 and December 31, 2021:

	Distributable net profit
	09-30-2022 ThU.S.$	09-30-2021 ThU.S.$
Net profit attributable to parent company	881,783	634,793
Adjustments:
Biological assets
Unrealized gains (losses)	(193,969)	(122,609)
Realized gains (losses)	250,988	191,799
Deferred income taxes	(18,944)	(16,338)

Total adjustments	38,075	52,852

Distributable net profit	919,858	687,645

The provision of distributable net profit as of September 30, 2022, was 40% by ThU.S.$ 367,943.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - September		July - September
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	881,783	813,993	248,906	511,081
Weighted average of number of shares	120,474,350	118,336,953	120,474,350	120,188,355
Basic and diluted earnings per share (in U.S.$ per share)	7.3192592	6.8786037	2.0660497	4.2523338

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the period ended September 30, 2022 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 678 held on November 8, 2022.

Subsequent to September 30, 2022 and as of the date of issuance of these interim consolidated financial statements, there have been no events, that could materially affect the presentation of these financial statements.

Press Release 3Q 2022

3Q 2022 RESULTS REVENUES US$1,879.4 million NET INCOME Highlights US$248.9 million 3Q 2022 ADJUSTED EBITDA US$553.0 million NET DEBT TO EBITDA 1.89x For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from CAPEX those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof US$387.2 million and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

3Q 2022 RESULTS Overview ARAUCO´s net income for the third quarter of 2022 was US$248.9 million, a decrease of US$55.0 million compared to the second quarter of 2022. Our Adjusted EBITDA was 7.5% lower than the second quarter of 2022, totalling US$553.0 million. Net Financial Debt decreased by US$17.7 million or 0.4 % compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 1.89x, an increase when compared to the 1.64x reached during the second quarter of 2022. In US$ Million YTD YTD YoY Q3 2022 Q2 2022 Q3 2021 QoQ YoY 2022 2021 YTD Revenue 1,879.4 1,867.1 1,705.1 0.7% 10.2% 5,508.1 4,607.4 19.5% Net income 248.9 303.9 511.5 -18.1% -51.3% 881.8 815.3 8.2% Adjusted EBITDA 553.0 597.8 922.9 -7.5% -40.1% 1,779.2 1,853.0 -4.0% Adjusted EBITDA 29.4% 32.0% 54.1% -8.1% -45.6% 32.3% 40.2% -19.7% Margin LTM Adj. EBITDA 2,419.6 2,789.5 2,233.8 -13.3% 8.3% 2,419.6 2,233.8 8.3% CAPEX 387.2 395.3 364.5 -2.0% 6.2% 1,207.3 1,058.2 14.1% Net Financial Debt 4,568.9 4,586.6 4,463.3 -0.4% 2.4% 4,568.9 4,463.3 2.4% Net Financial Debt / 1.89x 1.64x 2.00x 14.8% -5.5% 1.89x 2.00x -5.5% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (in US$ Million)

3Q 2022 RESULTS Income Statement Revenues ARAUCO’s revenues reached US$1,879.4 million in the third quarter of 2022, a slight increase of 0.7% when compared to the previous quarter. We remained with strong revenues in both pulp and wood products segments as it was in the second quarter. Average prices in our pulp business increased 7.9%, offset by a decrease of 7.6% in sales volume. Meanwhile, in our wood products business, average prices increased 1.7%, offset by a decrease of 2.0% in sales volume. The following table shows a breakdown of our revenues by business segment: In US$ Million Q3 2022 Q2 2022 Q3 2021 QoQ YoY Pulp 763.8 759.5 760.8 0.6% 0.4% Wood Products 1,115.5 1,107.5 944.2 0.7% 18.1% Total 1,879.4 1,867.1 1,705.1 0.7% 10.2% 3Q 2022 Revenue’s Breakdown

3Q 2022 RESULTS Cost of sales Increased by 2.5% or US$27.8 million compared to the second quarter of 2022. This is mostly explained by increases in Timber and Forestry labor costs due to an increase in freight cost because of winter season, partially offset by a decrease in maintenance costs and depreciation and amortization. In US$ Million Q3 2022 Q2 2022 Q3 2021 QoQ YoY Timber 255.7 221.8 159.8 15.3% 60.0% Forestry labor costs 165.9 157.9 155.9 5.1% 6.4% Depreciation and amortization 97.2 105.3 96.1 -7.7% 1.2% Depreciation for right of use 10.2 10.4 10.2 -2.5% -0.5% Maintenance costs 68.6 78.2 68.1 -12.3% 0.8% Chemical costs 183.9 188.5 144.1 -2.5% 27.6% Sawmill services 30.5 35.0 26.0 -12.9% 17.1% Other raw materials and indirect 128.1 116.5 107.7 10.0% 19.0% costs Energy and fuel 68.3 62.9 56.8 8.7% 20.2% Cost of electricity 12.3 11.4 8.2 8.2% 50.5% Wage, salaries and severance 103.0 107.9 90.5 -4.6% 13.8% indemnities Cost of Sales 1,123.6 1,095.8 923.4 2.5% 21.7% Administrative expenses Decreased by 7.3% or US$11.6 million, when compared to the previous quarter, mostly due to a decrease in computer services. In US$ Million Q3 2022 Q2 2022 Q3 2021 QoQ YoY Wages, salaries and severance 64.5 62.6 59.2 3.0% 8.9% indemnities Marketing, advertising, promotion 4.0 4.6 3.2 -13.9% 22.2% and publications expenses Insurance 6.3 6.3 6.1 -0.6% 3.1% Depreciation and amortization 8.1 8.4 9.7 -3.1% -15.9% Depreciation for the right of use 1.9 1.4 1.6 35.4% 13.8% Computer services 7.8 16.3 6.3 -52.3% 23.1% Lease rentals (offices, warehouses 1.5 1.0 1.4 56.7% 12.9% and machinery) Donations, contributions, 2.5 2.0 1.6 26.6% 61.9% scholarships Fees (legal and technical advisories) 9.4 9.1 10.4 3.3% -9.7% Property taxes, patents and 6.9 8.8 6.3 -21.2% 9.3% municipality rights Other administration expenses 33.8 37.9 32.0 -10.7% 5.8% Administrative Expenses 146.7 158.4 137.8 -7.3% 6.5%

3Q 2022 RESULTS Distribution costs Distribution costs decreased by 6.0%, or US$15.4 million mostly due to a decrease of US$13.6 million or 6.6%, in freight costs. This is mostly due to lower sales volume in pulp and wood products. In US$ Million Q3 2022 Q2 2022 Q3 2021 QoQ YoY Commissions 3.0 3.3 3.4 -9.7% -13.8% Insurance 1.3 1.9 0.9 -32.9% 35.8% Other selling costs 5.7 5.4 5.7 5.7% -0.7% Port services 16.7 20.7 13.9 -19.2% 19.6% Freight 193.4 207.0 146.7 -6.6% 31.8% Depreciation for the 1.1 0.4 0.6 210.5% 81.6% right of use Other shipping and freight costs 19.1 17.0 11.0 12.3% 73.9% Distribution Costs 240.2 255.6 182.4 -6.0% 31.7% Other income Decreased by US$16.3 million mostly due to a decrease in gains from changes in fair value of biological assets due to re-evaluation of our forest. In US$ Million Q3 2022 Q2 2022 Q3 2021 QoQ YoY Gain from changes in fair value of biological assets 63.4 76.9 41.5 -17.5% 53.0% Net income from insurance compensation 0.5 0.1 0.2 265.3% 122.8% Leases received 0.2 0.6 0.5 -66.6% -53.1% Gains on sales of assets 4.7 3.8 233.6 24.3% -98.0% Other operating results 4.0 7.7 9.5 -48.0% -57.8% Other Income 72.8 89.1 285.2 -18.3% -74.5%

3Q 2022 RESULTS Other expenses Increased by 33.8% or US$19.9 million when compared to the second quarter of 2022. This is mostly explained by an increase in Operating expenses related to plant stoppages, partially offset by a decrease in loss and repair of assets. In US$ Million Q3 2022 Q2 2022 Q3 2021 QoQ YoY Legal payments 3.1 2.4 0.9 26.7% 223.6% Impairment provision property, plant and 5.0 3.6 31.0 40.8% -83.8% equipment and others Operating expenses related to plant stoppages 47.7 19.5 1.3 144.5% 3493.1% Project expenses 5.9 6.4 4.8 -8.8% 21.7% Loss (gain) from asset sales 4.2 3.1 4.4 34.2% -4.5% Loss and repair of assets 0.1 10.5 0.2 -99.2% -59.1% Loss of forests 1.8 2.3 4.2 -22.2% -56.3% Other taxes 6.7 5.5 3.7 20.3% 82.3% Other expenses (donations, repayments insurance) 4.4 5.4 2.6 -19.5% 70.6% Other expenses 78.8 58.9 53.0 33.8% 48.5% Foreign exchange differences Showed a net loss of US$18.9 million, US$ 16.5 million higher than the second quarter that ended with a US$2.4 million loss. The main significant effects are given by the variation of local currencies in the countries where we have industrial operations. Income tax For the third quarter, income tax expenses reached US$70.7 million, US$4.2 million lower than the US$74.9 million of the previous quarter.

3Q 2022 RESULTS Adjusted EBITDA Adjusted EBITDA for the third quarter of 2022 was US$553.0 million, a 7.5% or US$44.7 million decrease when compared to the previous quarter. There was an increase of 9.7% in the Adjusted EBITDA of our pulp business segment mostly associated to an increase in average prices. In the Adjusted EBITDA of our wood products business segment, there was a decrease of 20.8%, mostly due to an increase in cost of sales in remanufactured wood products. In U.S. Million Q3 2022 Q2 2022 Q3 2021 QoQ YoY Net Income 248.9 303.9 511.5 -18.1% -51.3% Financial costs 42.7 46.2 52.3 -7.6% -18.3% Financial income (21.0) (15.5) (8.2) 35.9% 156.9% Income tax 70.7 74.9 169.1 -5.7% -58.2% EBIT 341.2 409.5 724.7 -16.7% -52.9% Depreciation & amortization 128.6 129.2 118.3 -0.4% 8.7% EBITDA 469.8 538.7 843.0 -12.8% -44.3% Fair value cost of timber harvested 121.4 122.6 97.3 -1.0% 24.8% Gain from changes in fair value of (63.4) (76.9) (41.5) -17.5% 53.0% biological assets Exchange rate differences 18.9 2.4 (10.8) 678.3% 274.4% Others (*) 6.4 10.9 34.9 -41.6% -81.8% Adjusted EBITDA 553.0 597.8 922.9 -7.5% -40.1% (*)Includes provision from forestry fires and provisions from property, plants and equipment, and others. Adjusted EBITDA variation by business segment (in US$ million)

3Q 2022 RESULTS Pulp Business During the third quarter of 2022, prices were relatively stable. Global stocks increased despite being lower than last year. The conflict between Russia and Ukraine have caused continuous restrictions to pulp supply. This has impacted mainly short fiber because Finnish pulp producers use birch as raw material, which is sourced predominantly from Russia causing them to start producing long fiber pulp, putting pressure on this market in Europe. Additionally, Russian mills have started to produce more unbleached pulp because of problems to acquire chemical products. In China, buyers were cautious due to a complicated market scenario, though, pulp demand remained stable. High prices were due to low supply and low stocks. High production costs put pressure on all paper industries, which is why some producers reduced their operating rate and distributors reduced their inventories. Moreover, paper producers increased their exports due to lower logistic costs. Pulp prices slightly changed, increasing in short fiber and decreasing in long fiber throughout the quarter. In Europe, demand for pulp remained strong and prices were at high levels. Demand remained strong for paper producers, but with high costs due to energy prices and its low availability. Additionally, there were higher paper imports from Asia, as a result of lower logistics and production costs. The prices for Dissolving pulp decreased during the third quarter due to low demand from viscose producers. Production during the third quarter was affected by the maintenance stoppages at the Arauco Line 2 mill and the Esperanza mill in Argentina. Lastly, the Valdivia pulp mill started operations again with partial production in September (more information detailed in Subsequent Events). Production and Sales Volume (In thousand tonnes) The Adjusted EBITDA for our pulp business segment reached US$308.3 million during this quarter, which translates to a 9.7% or US$27.3 million increase compared to the second quarter of 2022. Pulp EBITDA Mg reached 40.4%, 3.4% higher than the previous quarter.

3Q2022 RESULTS

Wood Products Business

Panels

Production and Sales Volume: Panels (1)
(In thousand m³)
1,578
1,582
1,521
1,424
1,465
1,423
Q3 2021
Q2 2022
Q3 2022
Production
Sales

(1) Includes PB, MDF, OSB, Composite panels and Retail Panels.

Sawn timber

Production and Sales Volume: Sawn Timber (2)
(In thousand m³)
702
572
668
599
630
555
Q3 2021
Q2 2022
Q3 2022
Production
Sales

(2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets

Note: Sales include trading

Plywood

Production and Sales Volume: Plywood
(In thousand m³)
150
135
135
135
143
136
Q3 2021
Q2 2022
Q3 2022
Production
Sales

141
197
187
254
338
320
331
358
283
20.2%
26.1%
24.3%
30.2%
35.8%
32.3%
32.5%
32.3%
25.4%
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Adjusted EBITDA
EBITDA Mg

3Q 2022 RESULTS Wood Products Business Production and Sales Volume: Panels (1) (In thousand m3 Panels ) In most of the third quarter, panels sales remained at good levels with prices and volumes showing minor variations. At the end of the quarter, markets started to reflect the effects of inflation, higher rates and more export volumes from Brazil. Sawn timber Average sales prices increased 5.1% when compared to the second (2) quarter and sales volume decreased 5.8%. Production and Sales Volume: Sawn Timber (In thousand m3) By the end of the quarter, the effects of lower economic activity started to influence the different markets. China was affected by restrictions associated with Covid, real estate issues and low economic growth. The rest of Asia and Europe are beginning to be affected by higher inventories and economic uncertainty. In remanufactured wood products, the US remained strong with good results in the retail sector, high housing starts index, repair and remodeling. Plywood Average prices increased by 2.1% and average sales volume increased by 1.0%. Demand remained at high levels, especially in the US, with stable prices. At the end of the quarter, demand started to shift in Europe, Oceania and Latin America due to the effects of inflation, higher rates, the conflict between Russia and Ukraine and higher supply from Brazil. Adjusted EBITDA for our wood products business was US$283.4 million during the third quarter of 2022, which translates to a 20.8% or US$74.6 million decrease, compared to the previous quarter. Wood products EBITDA Mg was 25.4%, 6.9% lower than the previous quarter.

3Q 2022 RESULTS During this quarter, capital expenditures(*) were US$387.2 million, US$8.1 Capital million lower than the previous quarter. The biggest single item in CAPEX-related expenditures, were those related to the MAPA project. These expenditures were US$150.6 million, 20.1% Expenditures lower when compared to the US$188.6 million spent during the previous quarter. US$ Million Q3 2022 Q2 2022 Q3 2021 YTD 2022 YTD 2021 Cash flow used to obtain control of — — — — 48.0 subsidiaries or other businesses Cash flow used to purchase in — (0.1) — (0.1) (4.8) associates Other cash payments to acquire ——— — interests in joint ventures Purchase and sale of property, plant (326.0) (330.5) (333.9) (993.6) (937.0) and equipment Purchase and sale of intangible assets (1.5) (0.9) (0.9) (3.4) (3.4) Purchase of other long-term assets (59.7) (63.8) (29.7) (210.1) (161.0) Total CAPEX (*) (387.2) (395.3) (364.5) (1,207.3) (1,058.2) (*) On a cash basis.

3Q 2022 RESULTS During the third quarter, Free Cash Flow increased by US$107.7 million compared to the second quarter, with inflows of US$18.7 million. Cash from Operations decreased Free US$46.1 million mostly due to income tax paid and working capital variation. Cash used in investment activities decreased US$46.9 million on a quarterly basis, mostly due to a reduction in proceeds from investment activities. Cash used in financing activities Cash Flow decreased US$192.4 mostly due to the payment of dividends in Q2 2022. US$ Million Q3 2022 Q2 2022 Q3 2021 Adjusted EBITDA 553.0 597.8 922.9 Working Capital Variation (57.8) 22.5 (423.6) Interest paid and received (21.2) (77.2) (33.9) Income tax received (paid/refunded) (64.8) (11.0) (26.1) Other cash inflows (outflows) 24.7 (52.1) 103.5 Cash from Operations 434.0 480.1 542.8 Capex (*) (387.2) (395.3) (364.5) Proceeds from investment activities 3.1 41.9 32.9 Other inflows of cash, net 7.4 23.5 (1.2) Cash from (used in) Investment Activities (376.8) (329.9) (332.8) Dividends paid — (192.3)— Other inflows of cash, net (16.3) (16.3) (18.3) Proceeds from issue of shares —— Cash from (used in) Financing Activities—Net of Proceeds and Repayments (16.3) (208.6) (18.3) Effect of exchange rate changes on cash and cash equivalents (22.2) (30.5) (20.4) Free Cash Flow 18.7 (88.9) 171.3 (*) On a cash basis. Net Debt Variation Q3 2022 – Q2 2022 (in US$ million)

3Q 2022 RESULTS Cash Our cash position was US$929.6 million at the end of the third quarter, which translates to a 3.1% increase, equivalent to US$27.9 million, when compared to the end of the second quarter of 2022. This increase was mostly due to a positive Free Cash Flow of the quarter (18.7 US$ million). Additionally to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million, which as of the date of this report hasn’t been withdrawn. This facility is due in February 2025. Cash by Currency *Partially hedged in USD Cash by Instrument

3Q2022 RESULTS

Financial Debt

Net Financial Debt and Leverage (In US$ Million)

4.79x
3.98x
2.97x
2.00x
1.83x
1.71x
1.64x
1.89x
5,129
5,025
4,760
4,463
4,570
4,686
4,587
4,569
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022

Debt Amortization Profile as of September 30, 2022 (In US$ Million)

1,850
845
536
309
598
595
520
238
71
167
209
159
134
96
302
213
90
68
207
64
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031 & Thereafter
Bank Loans
Bonds

Debt by Currency

EUR (2)
9%
Other Currencies
1%
UF (1) (2)
19%
U.S.Dollar
71%

Debt by Instrument

Leasing
4%
Banks
16%
Bonds
80%

3Q 2022 RESULTS Financial Debt ARAUCO’s total financial debt as of September 30, 2022 was US$5,498.5 million, an increase of 0.2% or US$10.2 million when compared to June 30, 2022. Our consolidated net financial debt decreased 0.4 % or US$17.7 million when compared with June 2022. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 1.89x, which compares to the 1.64x in the last quarter. This decrease is mainly explained by a 13.3% decrease in LTM Adjusted EBITDA. As of September 2022, short term bank obligations (which includes accrued interest) sum up US$167.3 million. Bank obligations include the following maturities: US$147.2 million in bank loans and US$20.1 million in leasing. Bond obligations for the remainder of 2022 sum up US$71.0 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds. Debt by Currency Debt by Instrument (1) UF is a Chilean monetary unit indexed to inflation. (2) Swapped to USD

3Q 2022 RESULTS Third Quarter Subsequent Events and News New MDF Line , Mexico On September 27, 2022 the Company’s Board of Directors approved the decision adopted by its subsidiary ARAUCO INDUSTRIA DE MÉXICO, S.A. DE C.V., to carry out the construction of a new production line of MDF boards, to be located in its industrial complex located in Zitacuaro, Michoacán, Mexico. The aforementioned project contemplates an estimated investment of US$235 million, and will incorporate state-of- the-art operational, environmental and security technology. Our estimation is that once operating, this project would add approximately 300,000 cubic meters to the production of MDF per year, of which 150,000 cubic meters would be melamine to respond to the increasing demand from the furniture, construction and decoration business in Mexico. Valdivia Pulp Mill, Chile Update On September 23rd the Valdivia pulp mill partially started operations again, after the fire that affected the drying machine in May 26th of this year and forced the plant to stop operations. This was possible thanks to a temporary repair of the drying machine, which allowed textile pulp production to resume. In addition, work will continue on a permanent repair of the drying machine until its completion in the first half of 2023. The Valdivia Mill has an authorized annual production capacity of 550,000 tons of pulp. Since 2020, the mill mainly produces textile pulp (Dissolving Pulp), without prejudice to being able to also produce paper – grade pulo . In addition, the Valdivia Mill produces renewable electricity, injecting significant surpluses into the National Electric System. OSB Manufacturing Trupan Mill, Chile In October 18th , we submitted the environmental impact form to the Environmental Assessment Service (“Servicio de Evaluación Ambiental”) to develop an OSB Manufacturing Mill in the region of Ñuble, Chile. The Company foresees a potential US$280 million investment with an estimated production capacity of 360,000 cubic meters per year.

3Q 2022 RESULTS ESG Forest Fires The training of forest fire brigades have started in order to face the 2022—2023 fire season. More than 1,600 workers—internal and external—will participate in the program developed by CORMA, which seeks to generate necessary skills to face the fire season efficiently and safely. Arauco at the COP27 – UN Climate Change Conference in Egypt Arauco is attending the world’s most important climate summit for the third consecutive year. ARAUCO is a member of the “Friends of COP” group, which brings together business leaders from Latin America and the Caribbean committed to the challenges of global change. Accordingly, it aims to accelerate private sector commitments to further decarbonize the productive matrix and increase climate resilience across the region. Held from November 6 to 18 in Sharm El Sheikh, Egypt, the conference will focus on accelerating global emissions reductions, extending adaptation and increasing financing to achieve these climate targets. The agenda will include green finance, climate science, future generations, decarbonization, water, energy and biodiversity, which are all key dimensions for sustainable development. Sustainability Report 2021 We are a global company that with our work and innovation, we develop products based on renewable forest resources. Everything you need to know about us can be found in our 2021 Sustainability Report, click here for English, or here for Spanish.

3Q 2022 RESULTS 3Q 2022 RESULTS CONFERENCE CALL Thursday, November 17, 2022 10:00 Santiago Time 08:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US UPCOMING +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil EVENTS +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Constanza Vasquez Investor Relations constanza.vasquez@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl

3Q 2022 RESULTS Financial Statements Income Statement In US$ Million Q3 2022 Q2 2022 Q3 2021 YTD 2022 YTD 2021 Revenues 1,879.4 1,867.1 1,705.1 5,508.1 4,607.4 Cost of sales (1,123.6) (1,095.8) (923.4) (3,222.6) (2,708.4) Gross profit 755.7 771.3 781.6 2,285.4 1,899.0 Other income 72.8 89.1 285.2 244.6 405.6 Distribution costs (240.2) (255.6) (182.4) (729.8) (486.5) Administrative expenses (146.7) (158.4) (137.8) (445.9) (425.0) Other expenses (78.8) (58.9) (53.0) (165.5) (123.5) Financial income 21.0 15.5 8.2 49.8 22.6 Financial costs (42.7) (46.2) (52.3) (135.9) (170.4) Share of profit (loss) of associates and joint (2.7) 24.5 20.3 41.5 31.5 ventures accounted for using equity method Other income (loss) 0.0 0.0 0.0 0.0 0.0 Exchange rate differences (18.9) (2.4) 10.8 (40.3) (2.9) Income before income tax 319.5 378.8 680.6 1,104.0 1,150.4 Income tax (70.7) (74.9) (169.1) (222.2) (335.1) Net income 248.9 303.9 511.5 881.8 815.3 Profit attributable to parent company 248.9 303.8 511.1 881.8 814.0 Profit attributable to non-parent company (0.0) 0.0 0.4 0.0 1.3

3Q 2022 RESULTS Balance Sheet In US$ Million 30-09-2022 30-06-2022 30-09-2021 Cash and cash equivalents 929.6 901.7 1,323.5 Other financial current assets 34.0 20.5 16.5 Other current non-financial assets 225.6 210.1 174.9 Trade and other receivables-net 909.5 874.6 1,248.2 Related party receivables 8.0 6.9 7.3 Inventories 1,365.8 1,358.3 1,081.2 Biological assets, current 362.3 364.0 315.0 Tax assets 157.2 125.1 104.8 Non-Current Assets classified as held for sale 1.3 2.3 14.5 Total Current Assets 3,993.2 3,863.5 4,285.7 Other non-current financial assets 10.2 15.8 9.4 Other non-current and non-financial assets 72.1 92.7 99.4 Non-current receivables 22.3 22.7 14.9 Investments accounted through equity method 319.3 337.6 333.3 Intangible assets 75.7 78.5 94.2 Goodwill 58.1 58.8 58.1 Property, plant and equipment 9,779.6 9,595.0 8,942.1 Biological assets, non-current 3,000.9 3,008.6 3,134.7 Deferred tax assets 8.5 7.9 5.2 Total Non-Current Assets 13,346.6 13,217.6 12,691.4 TOTAL ASSETS 17,339.8 17,081.1 16,977.1 Other financial liabilities, current 369.3 383.7 527.8 Trade and other payables 700.0 713.8 705.3 Related party payables 2.9 3.4 7.6 Other provisions, current 8.2 6.3 0.4 Tax liabilities 56.0 44.3 94.3 Current provision for employee benefits 6.2 5.8 5.9 Other non-financial liabilities, current 428.7 311.6 519.4 Total Current Liabilities 1,571.4 1,468.9 1,860.7 Other non-current financial liabilities 5,401.9 5,324.9 5,571.8 Trade and Other payables non-current 2.4 2.4 0.0 Other provisions, non-current 31.5 30.5 28.8 Deferred tax liabilities 1,845.2 1,839.6 1,564.5 Non-current provision for employee benefits 72.3 66.4 67.9 Other non-financial liabilities, non-current 71.3 78.9 79.6 Total Non-Current Liabilities 7,424.6 7,342.8 7,312.5 Non-parent participation 7.0 7.2 25.7 Net equity attributable to parent company 8,336.9 8,262.2 7,778.1 TOTAL LIABILITIES AND EQUITY 17,339.8 17,081.1 16,977.1

3Q 2022 RESULTS Cash Flow Statement US$ Million Q3 2022 Q2 2022 Q3 2021 YTD 2022 YTD 2021 Receipts from sales of goods and rendering of 2,077.2 2,059.8 1,659.4 5,943.0 4,491.8 services Other cash receipts (payments) 66.5 61.0 57.2 238.0 256.7 Payments of suppliers and personnel (less) (1,626.4) (1,554.3) (1,115.9) (4,552.2) (3,308.6) Interest paid and received (21.2) (77.2) (33.9) (127.7) (146.0) Income tax paid (64.8) (11.0) (26.1) (127.6) 103.9 Other (outflows) inflows of cash, net 1.8 (0.1) 2.1 3.6 (0.2) Net Cash Provided by (Used in) Operating 434.0 480.1 542.8 1,379.7 1,397.6 Activities Capital Expenditures (387.2) (395.3) (364.5) (1,207.3) (1,058.2) Other investment cash flows 10.4 65.4 31.7 106.9 43.8 Net Cash Provided by (Used in) Investing Activities (376.8) (329.9) (332.8) (1,100.4) (1,014.4) Proceeds from borrowings 47.3 157.5 51.2 214.7 56.2 Repayments of borrowings (38.1) (232.2) (32.7) (299.4) (305.4) Dividends paid 0.0 (192.3) 0.0 (192.3) (0.2) Other inflows of cash, net (16.3) (16.3) (18.3) (0.0) 0.0 Proceeds from Issue of Shares 0.0 0.0 0.0 (48.9) (54.1) Net Cash Provided by (Used in) Financing Activities (7.2) (283.4) 0.1 (326.0) (103.5) Total Cash Inflow (Outflow) of the Period 50.1 (133.2) 210.1 (46.6) 279.8 Effect of exchange rate changes on cash and cash (22.2) (30.5) (20.4) (34.9) (21.0) equivalents Cash and Cash equivalents at beginning of the 901.7 1,065.4 1,133.7 1,011.1 1,064.7 period Cash and Cash Equivalents at end of the Period 929.6 901.7 1,323.5 929.6 1,323.5

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 21, 2022	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer